12025242

SEC
Mail Processing
Section

JAN 19 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from ________ to ________

Commission File Number **0-28536**

WILHELMINA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**74-2781950** (IRS Employer Identification Number)
200 Crescent Court, Suite 1400, Dallas, Texas (Address of principal executive offices)	**75201** (Zip Code)

(214) 661-7488
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.01 Per Share
Series A Junior Participating Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

---

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's outstanding Common Stock held by non-affiliates of the registrant computed by reference to the price at which the Common Stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $4,151,848.

As of March 31, 2011, the registrant had 129,440,752 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K incorporate by reference portions of an amendment to this Form 10-K or portions of a definitive proxy statement of the registrant for its Annual Meeting of Shareholders for the fiscal year ended December 31, 2010 to be held on a date to be determined, which in either case will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2010.

Table of Contents

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

Annual Report on Form 10-K

For the Year Ended December 31, 2010

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking" statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995 and information relating to the Company and its subsidiaries that are based on the beliefs of the Company's management as well as information currently available to the Company's management. When used in this report,

the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or its subsidiaries or Company management, are intended to identify forward-looking statements. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitation, the Company's success in integrating the operations of the Wilhelmina Companies (as defined below) in a timely manner, the Company's ability to realize the anticipated benefits of the Wilhelmina Companies to the extent, or in the timeframe, anticipated, competitive factors, general economic conditions, the interest rate environment, governmental regulation and supervision, seasonality, changes in industry practices, one-time events and other factors described herein and in other filings made by the Company with the Securities and Exchange Commission ("SEC"). Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not undertake any obligation to publicly update these forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

DESCRIPTION OF THE WILHELMINA BUSINESS

Overview

Wilhelmina International, Inc. (the "Company") is one of the world's leading fashion model and talent management companies.

Through its subsidiaries, the Company provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, artists, athletes and other talent to various customers and clients. These customers and clients include leading retailers, designers, advertising agencies and catalog companies worldwide. The Company's business was founded in 1967 by Wilhelmina Cooper, a renowned fashion model.

The Company's core fashion model management business is headquartered in New York City and also includes locations in Los Angeles and Miami, as well as a growing network of licensees comprising leading modeling agencies in various local markets across the U.S. and in Panama. The Company's corporate headquarters are in Dallas, Texas.

Organization and Operating Divisions

The Company is comprised of operating companies and divisions focused on the fashion model and talent management business, as well as business areas complimentary to the fashion model and talent management business such as licensing and television. These companies include:

Table of Contents

- Wilhelmina International, Ltd. ("Wilhelmina International")
- Wilhelmina – Miami, Inc. ("Wilhelmina Miami")
- Wilhelmina Artist Management LLC ("WAM")
- Wilhelmina Licensing LLC ("Wilhelmina Licensing"), and
- Wilhelmina Film & TV Productions LLC ("Wilhelmina TV" and together with Wilhelmina International, Wilhelmina Miami, WAM and Wilhelmina Licensing, the "Wilhelmina Companies", and together with the Company, "Wilhelmina")

Wilhelmina International (based in New York City), Wilhelmina West, Inc. (based in Los Angeles and a wholly owned subsidiary of Wilhelmina International) and Wilhelmina Miami are the Company's core fashion model management companies. WAM is a talent management company that seeks to secure endorsement and spokesperson work for various high-profile talents from the worlds of sports, music and entertainment. Wilhelmina Licensing oversees the licensing of the "Wilhelmina" name, mainly to local modeling agencies across the U.S. Wilhelmina TV participates in the development of certain reality television shows such as "The Agency" (2007) and "She's Got the Look" that seek to capitalize on the "Wilhelmina" brand.

The LW1 division, based in Los Angeles, offers models the opportunity to be showcased on TV and film through its membership in the Screen Actors Guild. Wilhelmina also owns a non-consolidated 50% interest in Wilhelmina Kids & Creative Management LLC, a New York City-based modeling agency that specializes in representing child models, from newborns to children 14 years of age.

Wilhelmina divides its businesses into the following operating divisions: Fashion Model Management; Artist Management; Licensing; and Film and Television.

Fashion Model Management Business

Wilhelmina is focused on providing fashion modeling and talent product-endorsement services to clients such as ad agencies, branded consumer goods companies, fashion designers, magazines, retailers and department stores, product catalogs and Internet sites.

The fashion model management industry can be divided into many subcategories, including advertising campaigns as well as catalog, runway and editorial work. Advertising work involves modeling for advertisements featuring consumer products such as cosmetics, clothing and other items, to be placed in magazines and newspapers, on billboards and with other types of media. Catalog work involves modeling for promotional catalogs that are produced throughout the year. Runway work involves modeling at fashion shows, which primarily take place in Paris, Milan, London and New York City. Editorial work involves modeling for the cover and editorial sections of magazines.

Clients pay talent for their appearance in photo shoots for magazine features, print advertising, direct mail marketing, product catalogs and Internet sites, as well as for their appearance in runway shows to present new designer collections, fit modeling, and on-location presentations and event appearances. In addition, talent may also appear in film and TV commercials.

Wilhelmina develops and diversifies its talent portfolio through a combination of ongoing local, regional or international scouting and talent-search efforts to source new talent, and cooperates with other agencies that represent talent.

Within its fashion model management business, Wilhelmina has two primary sources of revenue: commissions paid by models as a percentage of their gross earnings and a separate service charge, paid by clients in addition to the booking fees, calculated as a percentage of the models' booking fees. Wilhelmina believes that its commission rates and service charge are comparable to those of its principal competitors.

Wilhelmina's fashion model management operations are organized into divisions called "boards," each of which specializes by the type of models it represents. Wilhelmina's boards are generally described in the table below.

Board Name	Location	Target Market
Women	NYC, LA, Miami	High-end female fashion models
Men	NYC, LA, Miami	High-end male fashion models

Sophisticated Men	NYC	Established male fashion models
Sophisticated Women	NYC	Established female fashion models
Curve	NYC	Full-figured female fashion models
Runway and W Media	NYC, LA, Miami	Catwalk and designer client services
Lifestyle	NYC, LA, Miami	Commercial print bookings
Fitness	NYC	Fit or athletic models
Kids*	NYC	Child models

* Through partial ownership of Wilhelmina Kids & Creative Management LLC

Each board is headed by a director who is in charge of the agents assigned to such board. The agents of each board act both as bookers (includes promoting models, negotiating fees and contracting work) and as talent scouts/managers (includes providing models with career guidance and helping them better market themselves). Although agents individually develop professional relationships with models, models are represented by a board collectively, and not by a specific agent. Wilhelmina's organization into boards thereby enables Wilhelmina to provide clients with services tailored to their particular needs, to allow models to benefit from agents' specialized experience in their particular markets, and to limit Wilhelmina's dependency on any specialty market or agent.

Most senior agents are employed pursuant to employment agreements that include noncompetition provisions such as a prohibition from working with Wilhelmina's models and clients for a certain period of time after the end of the agent's employment with Wilhelmina.

Wilhelmina typically signs its models to two-year exclusive contracts, which it actively enforces.

Wilhelmina Artist Management Business

WAM has two primary sources of revenue: commissions paid by talent as a percentage of their gross earnings and royalties (WAM may occasionally obtain an equity interest in a product line or company in consideration for its services). WAM currently represents superstars such as Fergie, Enrique Iglesias, Natasha Bedingfield, Nicole Scherzinger, Estelle and many others for whom Wilhelmina seeks to secure fashion campaigns, endorsements and marketing opportunities. WAM has secured commercial endorsements, fashion campaigns and sponsorships for its talent with clients such as Calvin Klein, Avon, Brown Shoe, Coca-Cola, SAP, General Motors, Cover Girl, Dessert Beauty, Donna Karan, Hershey's, Hugo Boss, L'Oreal, Mattel, Nautica, Nestle, Nike, Proctor & Gamble Company and Pizza Hut.

Although Wilhelmina's fashion model management business remains its primary business, WAM plays an increasingly important role at Wilhelmina. The visibility of WAM's talent and clients help enhance the profile and penetration of the "Wilhelmina" brand with prospective models, other talent and clients, in turn providing Wilhelmina's fashion model management business and other complimentary businesses with significant new opportunities.

Table of Contents

Licensing

Wilhelmina Licensing collects third-party licensing fees in connection with the licensing of the "Wilhelmina" name. Third-party licensees include several leading fashion model agencies in local markets across the U.S. and Panama.

Film and Television

The film and television business consists of television syndication royalties and production series contracts. In 2005, the Wilhelmina Companies produced the television show "The Agency" for the VH1 television network. In 2007, the Wilhelmina Companies entered into an agreement with the TV Land television network to develop a television series entitled "She's Got the Look", which concluded its third season in 2010.

Competition

The fashion model management business is highly competitive. New York City, Los Angeles and Miami, as well as Paris, Milan, Sao Paulo and London, are considered the most important markets for the fashion talent management industry. Most of the leading international firms are headquartered in New York City, which is considered to be the "capital" of the global fashion industry. Wilhelmina's principal competitors include the larger fashion model management businesses in the U.S., including DNA Model Management, Elite Model Management, Ford Models, Inc., IMG Models, Marilyn Model Agency, NEXT Model Management and Women Model Management. Apart from Wilhelmina and Paris-based and publicly-listed Elite SA, all other fashion talent management firms are privately-held.

Competition also includes foreign agencies and smaller U.S. agencies in local markets that recruit local talent and cater to local market needs. Several of the larger fashion talent firms operate offices in multiple cities and countries, or alternatively have chosen to partner with local or foreign agencies to attempt to harness synergies without increasing overhead.

The Company believes that its sources of revenue (mainly generated from commissions and service charges) are comparable to those of its principal competitors. Therefore, for the Company to obtain a competitive advantage, it must develop and maintain a deep pool of talent and deliver high quality service to its clients. The Company believes that through its scouting efforts, search contests, licensing network, advertising and TV shows, it is able to recruit a deeper pool of talent relative to its competitors. These recruitment tools coupled with the broad range of fashion boards available to the Company's talent, enables the Company to develop talent and generate a broader range of revenues relative to its principal competitors. While a broad range of talent and boards provides a certain level of stability to the business, certain talent may be more inclined to work with a boutique agency which tailors to their specific needs.

Also, over its 43 years of existence, Wilhelmina has created long standing client relationships and a number of business activities related to the fashion model management business that provide exposure to diverse markets and demographics. The Company has also developed a professional workforce with years of talent management experience.

Clients and Customers

As of December 31, 2010, Wilhelmina had approximately 1,400 active models. Wilhelmina's active models include Mark Vanderloo, Gabriel Aubry, Alex Lundqvist, Enrique Palacios, Andreas Segura, Nicolas Malleville, Noah Mills, Josh Wald, Tyson Ballou, RJ Rogenski, Alexandra Richards, Rebecca Romijn, Manon Von Gerkan, Line Goost, Esther Canadas, Camila Alves, Kate Dillon, Beverly Johnson and Roshumba.

Wilhelmina serves approximately 2,000 external clients. Wilhelmina's customer base is highly diversified, with no customer accounting for more than 6% of overall gross revenues. The top 100 customers of Wilhelmina together accounted for no more than approximately 62% of overall gross revenues during 2010.

Governmental Regulations

Certain jurisdictions in which Wilhelmina operates, such as California and Florida, require that companies maintain a Talent Agency License in order to engage in the "talent agency" business. The talent agency business is

generally considered the business of procuring engagements or any employment or placement of a talent, where the talent performs in his or her artistic capacity. Where required, the Wilhelmina Companies operating in these jurisdictions maintain Talent Agency Licenses issued by those jurisdictions. In addition, certain Wilhelmina subsidiaries also maintain required SAG licenses issued by the Screen Actors' Guild.

EMPLOYEES

As of December 31, 2010, the Company had 78 employees, 56 of whom were located in New York City (including Sean Patterson, the President of Wilhelmina), nine of whom were located at Wilhelmina's Miami office in Florida, ten of whom were located at Wilhelmina's Los Angeles, California office and three of whom were located at the corporate headquarters in Dallas, Texas.

TRADEMARKS AND LICENSING

The "Wilhelmina" brand is essential to the success and competitive position of the Company. Wilhelmina's trademark is vital to the licensing business because licensees pay for the right to use the trademark. The Company has invested significant resources in the "Wilhelmina" brands in order to obtain the public recognition that these brands currently have. The Wilhelmina Companies rely upon trademark laws, license agreements and nondisclosure agreements to protect the "Wilhelmina" brand name used in their business. Trademarks registered in the U.S. have a duration of ten years and are generally subject to an indefinite number of renewals for a like period on appropriate application.

HISTORICAL OVERVIEW AND RECENT DEVELOPMENTS

Wilhelmina Acquisition

On August 25, 2008, the Company and Wilhelmina Acquisition Corp., a New York corporation and wholly owned subsidiary of the Company ("Wilhelmina Acquisition"), entered into an agreement (the "Acquisition Agreement") with Dieter Esch ("Esch"), Lorex Investments AG, a Swiss corporation ("Lorex"), Brad Krassner ("Krassner"), Krassner Family Investments Limited Partnership, a Nevada limited partnership ("Krassner L.P." and together with Esch, Lorex and Krassner, the "Control Sellers"), the Wilhelmina Companies, Sean Patterson, an executive with the Wilhelmina Companies ("Patterson"), and the shareholders of Wilhelmina Miami (the "Miami Holders" and together with the Control Sellers and Patterson, the "Sellers"). Pursuant to the Acquisition Agreement, which closed February 13, 2009, the Company acquired the Wilhelmina Companies subject to the terms and conditions thereof (the "Wilhelmina Transaction"). The Acquisition Agreement provided for (i) the merger of Wilhelmina Acquisition with and into Wilhelmina International in a stock-for-stock transaction, as a result of which Wilhelmina International became a wholly owned subsidiary of the Company (the "Merger") and (ii) the Company purchased the outstanding equity interests of the other Wilhelmina Companies for cash.

At the closing of the Wilhelmina Transaction, on February 13, 2009, the Company paid an aggregate purchase price of approximately $22,432,000 in connection therewith, of which approximately $16,432,000 was paid for the outstanding equity interests of the Wilhelmina Companies and $6,000,000 in cash repaid the outstanding balance of a note held by a Control Seller. The purchase price included $7,609,336 (63,411,131 shares) of the Company's common stock, par value $0.01 per share ("Common Stock"), valued at $0.12 per share (representing the closing price of the Common Stock on February 13, 2009) that was issued in connection with the merger of Wilhelmina Acquisition with and into Wilhelmina International. Approximately $8,823,000 of the remaining cash was paid to acquire the equity interests of the remaining Wilhelmina Companies.

The purchase price was subject to certain post-closing adjustments, which were to be effected against a total of 19,229,746 shares of Common Stock (valued at approximately $2,307,000 on February 13, 2009) (the "Restricted Shares") that were held in escrow pursuant to the Acquisition Agreement. The Restricted Shares held in

escrow were intended to support earn-out offsets and indemnification obligations of the Sellers. The Control Sellers were required to leave in escrow, through 2011, any stock "earned" following resolution of "core" adjustment, up to a total value of $1,000,000. Losses at WAM and Wilhelmina Miami, respectively, could be offset against any positive earn-out with respect to the other company. Losses in excess of earn-out amounts could also result in the repurchase of the remaining shares of Common Stock held in escrow for a nominal amount. Working capital deficiencies could also reduce positive earn-out amounts.

After the closing, the parties became engaged in a dispute relating to a purchase price adjustment being sought by the Company in connection with the Wilhelmina Transaction and other related matters. On October 18, 2010, the Company, together with Newcastle Partners, L.P. ("Newcastle") and the Control Sellers entered into a Global Settlement Agreement (the "Settlement Agreement"). Under the Settlement Agreement, (i) a total of 18,811,686 Restricted Shares were released to the Control Sellers, (ii) all the Company's future earn-out obligations relating to the operating results of WAM under the Acquisition Agreement were cancelled and (iii) (A) approximately 39% (representing the amount that would otherwise be paid to Krassner L.P.) of the first $2 million of the Company's earn-out obligations relating to the operating results of Wilhelmina Miami under the Acquisition Agreement (the "Miami Earnout") was cancelled and (B) approximately 69% (representing the amounts that would otherwise be paid in the aggregate to Krassner L.P. and Lorex) of any such Miami Earnout obligation over $2 million was cancelled. With respect to any portion of the Miami Earnout that may become payable, the Company further agreed not to assert any setoff thereto in respect of (1) any negative closing net asset adjustment determined under the Acquisition Agreement or (2) any divisional loss in respect of WAM. The Company also reimbursed certain documented legal fees of the Control Sellers in the amount of $300,000, which amount was recorded as settlement expense in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Pursuant to the Settlement Agreement, the parties agreed to dismiss the litigation then pending in the U.S. District Court, Southern District of New York concerning the Restricted Shares. The parties also agreed to customary mutual releases and further agreed to withdraw their respective indemnification claims under the Acquisition Agreement, except that the Company preserved indemnification rights with respect to certain specified matters.

With respect to corporate governance matters, the Settlement Agreement required that (i) Newcastle and the Control Sellers concurrently enter into an amendment to that certain Mutual Support Agreement dated August 25, 2008, which amendment provides for the addition of two (2) independent directors to the Company's Board of Directors, subject to a pre-determined selection process, and (ii) within six months following the execution of the Settlement Agreement, the Board must evaluate and consider updates and/or clarifications to the Company's Bylaws, which updates shall address (a) the advance notice procedures for nominations and stockholder proposals, (b) the Company's fiscal year and (c) such other matters as the Board determines. The Company also agreed to enter into an amendment to its Rights Agreement to, among other things, rescind the designation of the Control Sellers as Acquiring Persons thereunder.

At the Annual Meeting of Stockholders of the Company held on January 20, 2011, the stockholders of the Company elected Mark Schwarz, Clinton Coleman, James Dvorak, Horst-Dieter Esch, Brad Krassner, Mark Pape and James Roddey to serve as directors until the Company's next annual meeting of stockholders or until their successors have been duly elected and qualified.

Newcastle Financing Agreement

Concurrently with the execution of the Acquisition Agreement, the Company entered into a purchase agreement (the "Equity Financing Agreement") with Newcastle, which at that time owned 19,380,768 shares or approximately 36% of the outstanding Common Stock, for the purpose of obtaining financing to complete the transactions contemplated by the Acquisition Agreement. Pursuant to the Equity Financing Agreement, upon the

closing of the Wilhelmina Transaction, the Company sold to Newcastle $3,000,000 (12,145,749 shares) of Common Stock at $0.247 per share, or approximately (but slightly higher than) the per share price applicable to the Common Stock issuable under the Acquisition Agreement. As a result, Newcastle now owns 34,064,466 shares of Common Stock, or approximately 26% of the Company's outstanding Common Stock. In addition, under the Equity Financing Agreement, Newcastle committed to purchase, at the Company's election at any time or times prior to six months following the closing, up to an additional $2,000,000 (8,097,166 shares) of Common Stock on the same terms. The Company's election right expired on August 13, 2009. Upon the closing of the Equity Financing Agreement, Newcastle obtained certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issued under the Equity Financing Agreement. The registration rights agreement contains certain indemnification provisions for the benefit of the Company and Newcastle, as well as certain other customary provisions.

PRE-WILHELMINA

The Company was formerly known as New Century Equity Holdings Corp. ("NCEH") and Billing Concepts Corp. and was incorporated in the state of Delaware in 1996.

Until the Company's acquisition of the Wilhelmina Companies in February 2009, during the prior three years, the Company was in a transition period during which it sought to redeploy its assets to enhance shareholder value by evaluating potential acquisition and merger candidates. During this transition period, the Company's sole operating business represented an investment in ACP Investments, L.P. (d/b/a Ascendant Capital Partners) ("Ascendant"). Ascendant is a Berwyn, Pennsylvania based alternative asset management company whose funds have investments in long/short equity funds and which distributes its registered funds primarily through various financial intermediaries and related channels. The Company has not recorded any revenues in connection with its investment in Ascendant since July 2006.

Table of Contents

ITEM 1A. *RISK FACTORS*

Not Applicable.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not Applicable.

ITEM 2. *PROPERTIES*

The Company's corporate headquarters are currently located at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, which are also the offices of Newcastle Capital Management, L.P. ("NCM"). NCM is the general partner of Newcastle. The Company occupies a portion of NCM's space on a month-to-month basis at $2,500 per month, pursuant to a services agreement entered into between the parties on October 1, 2006.

The following table summarizes information with respect to the material facilities of the Company for leased office space and model apartments:

Description of Property	Area (sq. feet)	Lease Expiration
Office for New York-based operations – New York, NY	12,671	February 28, 2021
Office for California-based operations – Los Angeles, CA	6,000	June 30, 2011
Office for Miami-based operations – Miami, FL	2,100	October 1, 2011
Three model apartments – New York, NY	6,000	August 30, 2012
One model apartment – Los Angeles, CA	1,500	month to month

Four model apartments – Miami, FL	1,500	October 1, 2011

The Company believes there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs the Company may have as a result of future expansion.

ITEM 3. *LEGAL PROCEEDINGS*

In addition to the legal proceedings disclosed below, the Company is engaged in various legal proceedings that are routine in nature and incidental to its business. None of these proceedings, either individually or in the aggregate, are believed, in the Company's opinion, to have a material adverse effect on its consolidated financial position or its results of operations.

On December 23, 2009, the Company was served with a lawsuit filed by the Control Sellers in the U.S. District Court, Southern District of New York, relating to a purchase price adjustment being sought by the Company in connection with the Wilhelmina Transaction. The Company had notified the Control Sellers of a required $6,193,400 post-closing downward adjustment to the purchase price in connection with the Wilhelmina Transaction. The Company notified the Control Sellers that based on the amount of the purchase price adjustment, each of Esch and Krassner were required to pay (or cause Lorex and Krassner L.P. to pay) to the Company $2,250,000 in cash (or $4,500,000 in the aggregate) and if either Esch or Krassner failed to timely make (or cause Lorex or Krassner L.P. to timely make) the required cash payment, the Company had the right under the Acquisition Agreement to promptly repurchase for $0.0001 per share 50% of such number of Restricted Shares determined based on a specified formula (or a total of 100% of such number of shares in the event both Esch and Krassner failed to timely make the cash payments). The Company believed that, based on its purchase price adjustment calculation, it had the right to repurchase 18,811,687 Restricted Shares (all such shares held in escrow for purposes of the adjustment) in the event the Control Sellers failed to make the required cash payments. The Control Sellers responded that they did not believe the Company gave timely notice of its calculations of the purchase price adjustment in accordance with the provisions of the Acquisition Agreement and that they disagreed with certain of the Company's calculations. The Company believed its calculations of the purchase price adjustment were accurate and were timely submitted to the Control Sellers in accordance with the provisions of the Acquisition Agreement. After the parties failed to resolve their dispute regarding the calculation of the purchase price adjustment, the parties retained RSM McGladrey, Inc. ("McGladrey") in accordance with the terms of the Acquisition Agreement to make a final determination as to the purchase price adjustment based on the calculations and supporting documentation submitted by the respective parties. McGladrey determined that a price adjustment was required which would enable the Company to repurchase 18,811,687 Restricted Shares, unless the Control Sellers elected to make cash payments in accordance with the relevant provisions of the Acquisition Agreement. The Control Sellers filed the lawsuit seeking a declaration that as a result of its alleged failure to comply with the notice deadline in the Acquisition Agreement, the Company was barred from seeking any such purchase price adjustment. The lawsuit also sought to enjoin the Company from repurchasing the Restricted Shares and the escrow agent from effecting any such repurchase by the Company.

On February 12, 2010, the Company responded that its notice was timely. The Company also filed a counterclaim with the Court requesting a declaration that (a) the determination of McGladrey with respect to the purchase price adjustment was final and binding on the parties and (b) the Company was entitled to repurchase the Restricted Shares consistent with such determination and in accordance with the Acquisition Agreement. The Company also sought an order directing the escrow agent to release the Restricted Shares to the Company for repurchase.

On February 2, 2010, the Company asserted a claim against the Control Sellers in the amount of approximately $1,600,000 under the indemnification provisions of the Acquisition Agreement related to certain representations, warranties and covenants thereunder.

On October 18, 2010, the Company, together with Newcastle and the Control Sellers entered into a Global Settlement Agreement (the "Settlement Agreement"). Under the Settlement Agreement, (i) a total of 18,811,686 Restricted Shares were released to the Control Sellers, (ii) all the Company's future earn-out obligations relating to the operating results of WAM under the Acquisition Agreement were cancelled and (iii) (A) approximately 39% (representing the amount that would otherwise be paid to Krassner L.P.) of the first $2 million of the Company's earn-out obligations relating to the operating results of Wilhelmina Miami under the Acquisition Agreement (the "Miami Earnout") was cancelled and (B) approximately 69% (representing the amounts that would otherwise be paid in the aggregate to Krassner L.P. and Lorex) of any such Miami Earnout obligation over $2,000,000 was cancelled. With respect to any portion of the Miami Earnout that may become payable, the Company further agreed not to assert any setoff thereto in respect of (1) any negative closing net asset adjustment determined under the Acquisition Agreement or (2) any divisional loss in respect of WAM. The Company also reimbursed certain documented legal fees of the Control Sellers in the amount of $300,000.

Pursuant to the Settlement Agreement, the parties agreed to dismiss the litigation then pending in the U.S. District Court, Southern District of New York concerning the Restricted Shares. The parties also agreed to customary mutual releases and further agreed to withdraw their respective indemnification claims under the Acquisition Agreement, except that the Company preserved indemnification rights with respect to certain specified matters.

With respect to corporate governance matters, the Settlement Agreement required that (i) Newcastle and the Control Sellers concurrently enter into an amendment to that certain Mutual Support Agreement dated August 25, 2008, which amendment provides for the addition of two (2) independent directors to the Company's Board of Directors, subject to a pre-determined selection process, and (ii) within six months following the execution of the Settlement Agreement, the Board must evaluate and consider updates and/or clarifications to the Company's Bylaws, which updates shall address (a) the advance notice procedures for nominations and stockholder proposals, (b) the Company's fiscal year and (c) such other matters as the Board determines. The Company also agreed to enter into an amendment to its Rights Agreement to, among other things, rescind the designation of the Control Sellers as Acquiring Persons thereunder.

ITEM 4. *(REMOVED AND RESERVED)*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's Common Stock is currently quoted on the OTC QX Marketplace (the "OTCQX") under the symbol "WHLM.OB." Prior to February 19, 2009, the Common Stock was quoted on the OTC Bulletin Board under the symbol "NCEH.OB." The table below sets forth the high and low bid prices for the Common Stock from January 1, 2009 through December 31, 2010. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions, and are based on information from published financial sources:

	High	Low
Year Ended December 31, 2009:		
1st Quarter	$ 0.21	$ 0.12
2nd Quarter	$ 0.19	$ 0.10
3rd Quarter	$ 0.18	$ 0.09
4th Quarter	$ 0.12	$ 0.07

Year Ended December 31, 2010:				
1st Quarter	$	0.15	$	0.09
2nd Quarter	$	0.13	$	0.09
3rd Quarter	$	0.13	$	0.10
4th Quarter	$	0.16	$	0.10

Shareholders

As of March 30, 2011, there were 129,440,752 shares of Common Stock outstanding, held by 499 holders of record. The last reported sales price of the Common Stock was $0.19 per share on March 30, 2011.

Dividend Policy

The Company has not declared or paid any cash dividends on its Common Stock during the past two completed fiscal years. The Company may not pay dividends on its Common Stock unless all declared and unpaid dividends on its Series A 4% Convertible Preferred Stock (the "Series A Preferred Stock") have been paid. In addition, whenever the Company shall declare or pay any dividend on its Common Stock, the holders of Series A Preferred Stock are entitled to receive such Common Stock dividends on a ratably as-converted basis. There are currently no shares of Series A Preferred Stock issued and outstanding.

ITEM 6. *SELECTED FINANCIAL DATA*

Not applicable.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following is a discussion of the Company's financial condition and results of operations comparing the calendar years ended December 31, 2010 and 2009. You should read this section in conjunction with the Company's Consolidated Financial Statements and the Notes thereto that are incorporated herein by reference and the other financial information included herein and the notes thereto.

Also, please note that the discussion of our results of operations for the year ended December 31, 2009, as it pertains to the Wilhelmina Companies, only includes results of operations, financial condition and cash flows of the Wilhelmina business from February 13, 2009 (the closing date of the Wilhelmina Transaction) through December 31, 2009.

OVERVIEW

Wilhelmina's primary business is fashion model management, which is headquartered in New York City. The Company's predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and is one of the oldest and largest fashion model management companies in the world. Since its founding, Wilhelmina has grown to include operations located in Los Angeles and Miami, as well as a growing network of licensees comprising leading modeling agencies in various local markets across the U.S. and Panama. Wilhelmina provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, artists, athletes and other talent to various customers and clients, including retailers, designers, advertising agencies and catalog companies.

Wilhelmina has strong brand recognition that enables it to attract and retain top talent to service a broad universe of quality media and retail clients.

The business of talent management firms, such as Wilhelmina, depends heavily on the state of the advertising industry, as demand for talent is driven by print and TV advertising campaigns for consumer goods and retail clients. Contractions in the availability of business and consumer credit, a decrease in consumer spending, a significant rise in unemployment and other factors have all led to increasingly volatile capital markets over the course of 2008 and 2009. In early 2009, the financial services, automotive and other sectors of the global economy came under increased pressure, resulting in, among other consequences, extraordinarily difficult conditions in the capital and credit markets and a global economic recession that, during 2009, negatively impacted Wilhelmina's clients' spending on the services that the Wilhelmina Companies provide. During 2009 and 2010, the Company focused on cutting costs and recruiting top agents when available and continued to develop and scout new talent. As a result, during 2010, Wilhelmina realized significant growth in its gross billings partly due to its deeper bench of agents and new talent and also partly due to improvement in its clients' willingness to spend on the related services it provides.

Although Wilhelmina has a large and diverse client base, as discussed below, it is not immune to global economic conditions. Continued economic uncertainty and reductions in consumer spending may result in further reductions in client spending levels that could adversely affect Wilhelmina's results of operations and financial condition. Wilhelmina intends to continue to closely monitor economic conditions, client spending and other factors, and, in response, will endeavor to take actions to reduce costs, manage working capital and conserve cash. There can be no assurance as to the effects on Wilhelmina of future economic circumstances, client spending patterns, client credit worthiness and other developments and whether, or to what extent, Wilhelmina's efforts to respond to them will be effective.

Trends and Opportunities

The Company expects that the combination of Wilhelmina's main operating base in New York City, the industry's capital, with the depth and breadth of its talent pool and client roster and its diversification across various talent management segments, together with its geographical reach should make Wilhelmina's operations more resilient to industry changes and economic swings than those of many of the smaller firms operating in the industry. Similarly, in the segments where Wilhelmina competes with other leading full service agencies, Wilhelmina competed successfully in 2010. Accordingly, the Company believes that the current economic climate will create new growth opportunities for strong industry leaders such as Wilhelmina.

Wilhelmina has seen an increasingly strong influx of talent, at both the new and seasoned talent levels, and believes it is increasingly attractive as an employer for successful agents across the industry as evidenced by the quality of agents expressing an interest in joining Wilhelmina. Similarly, new business and branding opportunities directly or indirectly relating to the fashion industry are being brought to Wilhelmina's attention. In order to take advantage of these opportunities and support its continued growth, Wilhelmina will need to continue to successfully allocate resources and staffing in a way that enhances its ability to respond to these new opportunities.

With total advertising expenditures on major media (newspapers, magazines, television, cinema, outdoor and Internet) amounting to approximately $156 billion in 2009 and 2010, North America is by far the world's largest advertising market. For the fashion talent management industry, including Wilhelmina, advertising expenditures on magazines, television, Internet and outdoor are of particular relevance.

Due to the increasing ubiquity of the Internet as a standard business tool, the Wilhelmina Companies have increasingly sought to harness the opportunities of the Internet and other digital media to improve their communications with clients and to facilitate the effective exchange of fashion model and talent information. During 2010, the Company made significant investments in technology in pursuit of gains in efficiency and better communications with customers. At the same time, the Internet presents challenges for the

Wilhelmina Companies, including (i) the cannibalization of traditional print advertising business and (ii) pricing pressures with respect to photo shoots and client engagements.

Strategy

Management's strategy is to increase value to shareholders through the following initiatives:

- expanding the women's high end fashion board;
- continuing to invest in the WAM business;
- strategic acquisitions;

Table of Contents

- licensing the "Wilhelmina" name to leading, local model management agencies;
- exploring the use of the "Wilhelmina" brand in connection with consumer products, cosmetics and other beauty products;
- partnering on television shows and promoting model search contests.

Wilhelmina Acquisition

On February 13, 2009, the Company closed the Wilhelmina Transaction and acquired the Wilhelmina Companies as discussed in further detail in Item 1 of this Form 10-K. As of the closing of the Wilhelmina Transaction, the business of Wilhelmina represents the Company's primary operating business. Prior to closing of the Wilhelmina Transaction, the Company's interest in Ascendant, acquired on October 5, 2005, represented the Company's sole operating business.

Ascendant

On October 5, 2005, the Company made an investment in Ascendant, a Berwyn, Pennsylvania based alternative asset management company whose funds have investments in long/short equity funds and which distributes its registered funds primarily through various financial intermediaries and related channels. Ascendant had assets under management of approximately $59,100,000 and $37,600,000 as of December 31, 2010 and December 31, 2009, respectively.

The Company entered into an agreement with Ascendant (the "Ascendant Agreement") to acquire an interest in the revenues generated by Ascendant. Pursuant to the Ascendant Agreement, the Company is entitled to a 50% interest, subject to certain adjustments, in the revenues of Ascendant, which interest declines if the assets under management of Ascendant reach certain levels. The Company also agreed to provide various marketing services to Ascendant. The total potential purchase price of $1,550,000 under the terms of the Ascendant Agreement was payable in four installments. On April 5, 2006, the Company elected not to make the final two installment payments. The Company believed that it was not required to make the payments because Ascendant did not satisfy all of the conditions in the Ascendant Agreement.

Subject to the terms of the Ascendant Agreement, if the Company does not make an installment payment and Ascendant is not in breach of the Ascendant Agreement, Ascendant has the right to acquire the Company's revenue interest at a price that would yield a 10% annualized return to the Company. The Company has been notified by Ascendant that Ascendant is exercising this right as a result of the Company's election not to make the final two installment payments. The Company believes that Ascendant has not satisfied the requisite conditions to repurchase the Company's revenue interest.

The Company has not recorded any revenue or received any revenue sharing payments pursuant to the Ascendant Agreement since July 1, 2006.

Based on discussions with the management of Ascendant during 2009, and an assessment of the future near-term expected cash flows from the revenue interest, the Company determined that the present value of expected cash flows from the Ascendant revenue interest is nominal. Therefore, the Company recognized an asset impairment charge of $803,000 for the year ended December 31, 2009.

RESULTS OF OPERATIONS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

The key financial indicators that the Company reviews to monitor the business are gross billings, revenues, model costs, operating expenses and cash flows.

The Company analyzes revenue by reviewing the mix of revenues generated by the different "boards" (each a specific division of the fashion model management operations which specializes by the type of model it represents (Women, Men, Sophisticated, Runway, Curve, Lifestyle, Kids, etc.)) of the business, revenues by geographic locations and revenues from significant clients. Wilhelmina has three primary sources of revenue: revenues from principal relationships whereby the gross amount billed to the client is recorded as revenue, when the revenues are earned and collectability is reasonably assured; revenues from agent relationships whereby the commissions paid by models as a percentage of their gross earnings are recorded as revenue when earned and collectability is reasonably assured; and a separate service charge, paid by clients in addition to the booking fees, is calculated as a percentage of the models' booking fees and is recorded as revenues when earned and collectability is reasonably assured. See Critical Accounting Policies - Revenue Recognition. Gross billings are an important business metric that ultimately drives revenues, profits and cash flows.

Because Wilhelmina provides professional services, salary and service costs represent the largest part of the Company's operating expenses. Salary and service costs are comprised of payroll and related costs and travel costs required to deliver the Company's services and to enable new business development activities.

The Company completed the Wilhelmina Transaction on February 13, 2009 and, therefore the results of operations of the Company for the year ended December 31, 2009, discussed below, only include operating results of the Wilhelmina Companies for the period from February 13, 2009 through December 31, 2009.

Gross Billings

Gross billings for the year ended December 31, 2010 increased approximately $15,300,000, or 41.1%, to approximately $52,484,000, compared to approximately $37,184,000 for the year ended December 31, 2009. Generally, gross billings increased due to the Company's clients spending more on advertising and the Company having the desired talent available to its clients. During the year ended December 31, 2010, the Wilhelmina Companies experienced a significant increase in gross billings across the core modeling business, which was partially offset by a year over year decrease in gross billings in the WAM business. Gross billings of the WAM division represented approximately 13% of total gross billings for the year ended December 31, 2010, compared to approximately 19% for the year ended December 31, 2009. During the year ended December 31, 2010, gross billings of the various boards of the core modeling business experienced positive growth ranging from 3% to 106%, and one board experienced negative growth of 8%, compared to the year ended December 31, 2009.

Revenues

During the year ended December 31, 2010, revenues increased approximately $16,164,000, or 51.7%, to approximately $47,428,000, compared to approximately $31,264,000 during the year ended December 31, 2009. This increase in revenues is attributable to increases in gross billings for the core modeling business and recognition of revenues previously deferred.

Table of Contents

License Fees and Other Income

The Company has an agreement with an unconsolidated affiliate to provide management and administrative services, as well as sharing of space. For the year ended December 31, 2010, management fee and rental income from the unconsolidated affiliate amounted to approximately $110,000, compared to $101,000 for the year ended December 31, 2009.

License fees consist primarily of franchise revenues from independently owned model agencies that use the Wilhelmina trademark name and various services provided to them by the Wilhelmina Companies. During the year ended December 31, 2010, license fees totaled approximately $192,000, compared to $154,000 for the year ended December 31, 2009.

The Company has entered into product licensing agreements with clients. Under these agreements, the Company earns commissions and service charges and participates in sharing of royalties with talent it represents. During the year ended December 31, 2010, revenue from these licensing agreements totaled approximately $780,000, compared to $324,000 for the year ended December 31, 2009.

Other income includes the following: fees derived from participants in the Company's model search contests and television syndication royalties and a production series contract. In 2005, the Wilhelmina Companies produced the television show "The Agency" and in 2007 the Wilhelmina Companies entered into an agreement with a television network to develop a television series titled "She's Got the Look", which, in 2010, completed its third season on the network channel TV Land Prime. The television series documents the lives of women competing in a modeling competition. The Company provided the television series with the talent and the "Wilhelmina" brand image, and agreed to a modeling contract with the winner of the competition, in consideration of a fee per episode produced, plus certain fees, as defined.

Model Costs

Model costs consist of costs associated with relationships with models where the key indicators suggest that the Company acts as a principal. Therefore, the Company records the gross amount billed to the client as revenue when the revenues are earned and collectability is reasonably assured, and the related costs incurred to the model as model cost. During the year ended December 31, 2010, model costs increased approximately $10,943,000, or 49.9%, to approximately $32,838,000, compared to approximately $21,895,000 during the year ended December 31, 2009. Increases in model costs are a direct result of an increase in the utilization of models by the customers of the Company and an increase in average billing rates for models. During the year ended December 31, 2010, model costs as a percentage of revenues were approximately 69.2%, compared to 70.0% during the year ended December 31, 2009. Margins improved slightly from the prior year periods due to an increased utilization of the Company's models which results in a greater recovery of certain fixed model costs.

Operating Expenses

Operating expenses consist of costs that support the operations of the Company, including payroll, rent, overhead, insurance, travel, professional fees, amortization and depreciation, asset impairment charges and corporate overhead. During the year ended December 31, 2010, operating expenses increased approximately $1,886,000, or 14.8%, to approximately $14,596,000, compared to approximately $12,710,000 during the year ended December 31,

2009. The increase in operating expenses is mainly attributable to increases in salaries and service costs and office and general expenses.

Salaries and Service Costs

Salaries and service costs consist of payroll and related costs and travel costs required to deliver the Company's services to the customers and models. During the year ended December 31, 2010, salaries and service costs increased approximately $1,807,000, or 27.8%, to approximately $8,312,000, compared to approximately $6,505,000 during the year ended December 31, 2009. The Company experienced increased travel costs in connection with delivering services to its customers and models due to increased gross billings and also in pursuit of generating new revenues. The Company also incurred additional incentive compensation for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to the achievement of performance targets by certain employees.

Salaries and service costs were 17.5% of revenues for the year ended December 31, 2010, compared to 20.8% for the year ended December 31, 2009. The Company was better able to leverage its employees to meet the increased demands from customers for Wilhelmina talent in 2010.

Office and General Expenses

Office and general expenses consist of office and equipment rents, advertising and promotion, insurance expenses, administration and technology cost. These costs are less directly linked to changes in the Company's revenues than are salaries and service costs. During the year ended December 31, 2010, office and general expenses increased approximately $567,000, or 23.5%, to approximately $2,975,000, compared to approximately $2,408,000 during the year ended December 31, 2009. Office and general expenses increased due to costs associated with professional fees and technology.

The amount of office and general expenses represented 6.3% of revenues for the year ended December 31, 2010, compared to 7.7% for the year ended December 31, 2009.

Amortization and Depreciation

Depreciation and amortization expense is incurred with respect to certain assets, including computer hardware, software, office equipment, furniture, and other intangibles. During the year ended December 31, 2010, depreciation and amortization expense totaled $1,919,000 (of which $1,855,000 relates to amortization of intangibles acquired in connection with the Wilhelmina Transaction), compared to $1,708,000 during the year ended December 31, 2009 (of which $1,624,000 relates to amortization of intangibles acquired in connection with the Wilhelmina Transaction). Fixed asset purchases totaled approximately $105,000 and $43,000 during the year ended December 31, 2010 and December 31, 2009, respectively.

Corporate Overhead

Corporate overhead expenses include public company costs, director and executive officer compensation, compensation and consulting fees to Esch, directors' and officers' insurance, legal, audit and professional fees, corporate office rent and travel. During the year ended December 31, 2010, corporate overhead approximated $1,390,000, compared to $1,286,000 for the year ended December 31, 2009. The increase in corporate overhead for the year ended December 31, 2010 compared to the year ended December 31, 2009 is mostly attributable to twelve months of executive officers compensation during the year ended December 31, 2010, compared to only nine months of executive officer compensation during the year ended December 31, 2009. The Company commenced payment of compensation to executive officers who filled the roles of chief executive officer, chief financial officer and general counsel of the Company following the Wilhelmina Transaction effective April 1, 2009.

Table of Contents

Miami Earn-Out Adjustment and Settlement Expenses

In connection with the Settlement Agreement, (A) approximately 39% (representing the amount that would otherwise be paid to Krassner L.P.) of the first $2,000,000 of the Miami Earnout was cancelled and (B) approximately 69% (representing the amounts that would otherwise be paid in the aggregate to Krassner L.P. and Lorex) of any such Miami Earnout obligation over $2,000,000 was cancelled. As a result, an adjustment of $249,000 was recorded in the accompanying consolidated statement of operations for the year ended December 31, 2010.

The Miami Earnout, payable in accordance with the Acquisition Agreement, is calculated based on the three year average of audited Wilhelmina Miami EBITDA beginning January 1, 2009, multiplied by 7.5, payable in cash or stock (at the Control Seller's election). As of December 31, 2010, management's estimate of the fair value of the Miami Earnout was approximately $2,063,000.

Also in connection with the Settlement Agreement, the Company reimbursed certain documented legal fees of the Control Sellers in the amount of $300,000, which was recorded in the accompanying consolidated statement of earnings for the year ended December 31, 2010.

Asset Impairment Charge

Each reporting period, the Company assesses whether events or circumstances have occurred which indicate that the carrying amount of an intangible asset exceeds its fair value. If the carrying amount of the intangible asset exceeds its fair value, an asset impairment charge will be recognized in an amount equal to that excess. No asset impairment charges were incurred during the year ended December 31, 2010. During the year ended December 31, 2009, the Company recognized an asset impairment expense of $803,000 related to the Ascendant revenue interest.

Acquisition Transaction Costs

In a business combination, acquisition transaction costs, such as certain investment banking fees, due diligence costs and attorney fees, are to be recorded as a reduction of earnings in the period incurred. Prior to January 1, 2009, acquisition transaction costs were included in the cost of the acquired business. On February 13, 2009, the Company closed the Wilhelmina Transaction and, therefore, recorded all previously capitalized acquisition transaction costs of approximately $849,000 as an expense for the year ended December 31, 2008.

As of December 31, 2008, the Company had deferred approximately $139,000 of costs associated with the Wilhelmina Transaction, which the Company determined were related to the issuance of equity securities. These costs were reclassified as a reduction of capital when the equity securities were issued at the closing of the acquisition. The Company recorded acquisition transaction costs of $0 and $673,000 for the years ended December 31, 2010 and 2009, respectively.

Interest Income

Interest income totaled approximately $4,000 and $9,000 for the years ended December 31, 2010 and 2009, respectively. The decrease in interest income is the result of a significant decrease in yields and cash balances.

Interest Expense

Interest expense totaled approximately $64,000 for the year ended December 31, 2010, compared to approximately $74,000 for the year ended December 31, 2009. Through January 2010, the Company had in place a credit facility with Signature Bank that included a term note with a fixed annual interest rate of 6.65% and a revolving credit line. Interest on the revolving credit line component of the credit facility with Signature Bank was payable monthly at an annual rate of prime plus one-half percent. In January 2010, pursuant to a demand for payment from Signature Bank, the aggregate principal amount of the note and the balance of the Company's revolving credit line, in the aggregate amount of $276,000, were repaid together with accrued interest. Effective December 31, 2009, interest expense also includes interest on the Esch Note (as defined below). The decrease in interest for the year ended December 31, 2010, compared to the year ended December 31, 2009, is the result of declines in the balances of the Signature facility and Esch Note due to principal payments. See Liquidity and Capital Resources below for further discussion.

Liquidity and Capital Resources

The Company's cash balance decreased to $1,732,000 at December 31, 2010, from $2,129,000 at December 31, 2009. The decrease is attributable to purchases of property and equipment of $105,000 and payments on debts of approximately $1,441,000, offset by approximately $1,149,000 of cash flow from operations. Cash flow from operations includes $300,000 of settlement expenses.

The Company's primary liquidity needs are for financing working capital associated with the expenses it incurs in performing services under its client contracts. Generally, the Company incurs significant operating expenses with payment terms shorter than its average collections on billings. The Company expects to continue to fund its operating activities and debt obligations with cash flow from operations.

During the year ended December 31, 2009, the Company had a credit facility in place with Signature Bank, which facility provided for a revolving line of credit.

On February 13, 2009, in order to facilitate the closing of the Acquisition Agreement, the Company entered into that certain letter agreement with Esch (the "Esch Letter Agreement"), pursuant to which Esch agreed that $1,750,000 of the cash proceeds to be paid to him at the closing of the Acquisition Agreement would instead be held in escrow. Under the terms of the Esch Letter Agreement, all or a portion of such amount held in escrow was required to be used to satisfy Wilhelmina International's indebtedness to Signature Bank, in connection with its credit facility with Signature Bank, upon the occurrence of specified events including, but not limited to, written notification by Signature Bank to Wilhelmina International of the termination or acceleration of the credit facility. Any amount remaining was required to be released to Esch upon the replacement or extension of Wilhelmina International's credit facility with Signature Bank, subject to certain requirements set forth in the Esch Letter Agreement. The Esch Letter Agreement also provided that in the event any portion of the proceeds is paid from escrow to Signature Bank, the Company will promptly issue to Esch, in replacement thereof, a promissory note in the principal amount of the amount paid to Signature Bank.

On December 30, 2009, Signature Bank delivered a demand letter (the "Demand Letter") to the Company and Wilhelmina International requesting the immediate payment of all outstanding principal and accrued interest in the aggregate amount of approximately $2,019,000 under the credit facility.

The delivery of the Demand Letter requesting mandatory repayment of principal under the credit facility triggered a "Bank Payoff Event" under the Esch Letter Agreement. As a result, in accordance with the terms of the Esch Letter Agreement, the aggregate amount of $1,750,000 that was held in escrow was released and paid to Signature Bank (the "Escrow Payoff"). As a result of the Escrow Payoff, as of December 30, 2009, a principal sum of $250,000 plus accrued interest totaling approximately $19,000 remained owing to the bank under the credit facility. During January 2010 the remaining principal and accrued interest of approximately $269,000 was repaid to the bank pursuant to the Demand Letter.

The Esch Letter Agreement provided that in the event of the payment of funds from escrow to Signature Bank, the Company was required to promptly issue to Esch, in replacement of the funds held in escrow, a promissory note in the principal amount of the amount paid to the bank. Accordingly, on December 31, 2009, the Company issued to Esch a promissory note in the principal amount of $1,750,000 (the "Esch Note"). During the year ended December 31, 2010, the effective interest rate of the Esch Note was approximately 3.83%. Principal under the Esch Note was to be repaid in quarterly installments of $250,000 until December 31, 2010 when the unpaid principal and interest thereon became due and payable. On December 7, 2010, the Company and Esch entered into an amendment (the "Esch Amendment") to the Esch Note. Under the Esch Amendment, (1) the maturity date of the Esch Note has been extended to June 30, 2011 (from December 31, 2010), (2) commencing January 1, 2011, the interest rate on outstanding principal under the Esch Note increased to 9.0% per annum and (3) installment payments of remaining principal under the Esch Note will be paid as follows: (a) $400,000 on March 31, 2011 and (b) $200,000 on June 30, 2011. In addition, $400,000 was paid on December 31, 2010 pursuant to the Esch Amendment.

In the event that the Company closes a new revolving bank or debt facility, which provides the Company with committed working capital financing, the Company is required to pay down the Esch Note in the amount of the funds that the Company is initially permitted to draw under such new facility. The Esch Note is unsecured and may be pre-paid by the Company at any time without penalty or premium.

Off-Balance Sheet Arrangements

At December 31, 2010 and 2009, the Company had $222,000 and $180,000, respectively, of restricted cash that serves as collateral for an irrevocable standby letter of credit. The letter of credit serves as additional security under the lease extension relating to the Company's office space in New York City that expires in February 2021.

Effect of Inflation

Inflation has not been a material factor affecting the Company's business. General operating expenses, such as salaries, employee benefits, insurance and occupancy costs, are subject to normal inflationary pressures.

Critical Accounting Policies

Revenue Recognition

In compliance with generally accepted accounting principles ("GAAP") when reporting revenue gross as a principal versus net as an agent, the Company assesses whether it, the model or the talent is the primary obligor. The Company evaluates the terms of its model, talent and client agreements as part of this assessment. In addition, the Company gives appropriate consideration to other key indicators such as latitude in establishing price, discretion in model or talent selection and credit risk the Company undertakes. The Company operates broadly as a modeling agency and in those relationships with models and talent where the key indicators suggest the Company acts as a principal, the Company records the gross amount billed to the client as revenue when earned and collectability is reasonably assured and the related costs incurred to the model or talent as model or talent cost. In other model and talent relationships, where the Company believes the key indicators suggest it acts as an agent on behalf of the model or talent, the Company records revenue net of pass-through model or talent cost.

The Company also recognizes management fees as revenues for providing services to other modeling agencies as well as consulting income in connection with services provided to a television production network according to the terms of the contract. The Company recognizes royalty income when earned based on terms of the contractual agreement. Revenues received in advance are deferred and amortized using the straight-line method over periods pursuant to the related contract.

The Company also records fees from licensees when the revenues are earned and collectability is reasonably assured.

Advances to models for the cost of producing initial portfolios and other out-of-pocket costs are expensed to model costs as incurred. Any repayments of such costs are credited to model costs in the period received.

Goodwill and Intangible Assets

Goodwill and intangible assets consist primarily of goodwill and buyer relationships resulting from a business acquisition. Goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather to an annual assessment of impairment by applying a fair-value based test.

Management's assessments of the recoverability and impairment tests of goodwill and intangible assets involve critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management must estimate include, among others, the economic life of the asset, sales volume, prices, inflation, cost of capital, marketing spending, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. When performing impairment tests, the Company estimates the fair values of the assets using management's best assumptions, which it believes would be consistent with what a hypothetical marketplace participant would use. Estimates and assumptions used in these tests are evaluated and updated as appropriate. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus the accounting estimates may change from period to period. If other assumptions and estimates had been used when these tests were performed, impairment charges could have resulted.

Business Combinations

In a business combination, contingent consideration or earn outs will be recorded at their fair value at the acquisition date. Except in bargain purchase situations, contingent consideration typically will result in additional goodwill being recognized. Contingent consideration classified as an asset or liability will be adjusted to fair value at each reporting date through earnings until the contingency is resolved.

These estimates are subject to change upon the finalization of the valuation of certain assets and liabilities and may be adjusted.

At the date of the Wilhelmina Transaction, GAAP provided that acquisition transaction costs, such as certain investment banking fees, due diligence costs and attorney fees were to be recorded as a reduction of earnings in the period they are incurred. Prior to January 1, 2009, in accordance with GAAP existing at that time, the Company included acquisition transaction costs in the cost of the acquired business. On February 13, 2009, the Company closed the Wilhelmina Transaction, and therefore, recorded all previously capitalized acquisition transaction costs of approximately $849,000 as an expense for the year ended December 31, 2008. The Company incurred acquisition transaction costs of $0 and $673,000 for the years ended December 31, 2010 and 2009, respectively.

Table of Contents

Management is required to address the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or

liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. A systematic and rational basis for subsequently measuring and accounting for the assets or liabilities is required to be developed depending on their nature.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company continually assesses the need for a tax valuation allowance based on all available information. As of December 31, 2010, and as a result of this assessment, the Company does not believe that its deferred tax assets are more likely than not to be realized. In addition, the Company continuously evaluates its tax contingencies.

Accounting for uncertainty in income taxes recognized in an enterprise's financial statements requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, consideration should be given to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no change to the net amount of assets and liabilities recognized in the consolidated balance sheets as a result of the Company's tax positions.

Basis of Presentation

The financial statements include the consolidated accounts of Wilhelmina and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are accounted for at fair value, do not bear interest and are short-term in nature. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on accounts receivable. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company generally does not require collateral.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), to require additional disclosures regarding fair value measurements. One of the areas concerned is related to the inclusion of information about purchases, sales, issuances and settlements of recurring Level 3 measurements. Such disclosure requirements will be effective for annual reporting periods beginning after December 15, 2010. The Company is currently evaluating the effect of ASC 2010-06 on its financial statements and results of operation and is currently not yet in a position to determine such effects.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), which amends ASC 855, "Subsequent Events" ("ASC 855"). The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. This update had no material impact on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued authoritative guidance on revenue recognition that will become effective in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Company believes the adoption of this new guidance will not have a material impact on its financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Not Applicable.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The Consolidated Financial Statements of the Company and the related report of the Company's independent registered public accounting firm thereon, are included in this report at the page indicated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilhelmina International, Inc.

We have audited the accompanying consolidated balance sheets of Wilhelmina International, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the

responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilhelmina International, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Burton McCumber & Cortez, L.L.P.

Brownsville, Texas
March 31, 2011

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31,

(In thousands, except share data)

ASSETS

	2010	2009
Current assets:		
Cash and cash equivalents	$ 1,732	$ 2,129
Accounts receivable, net of allowance for doubtful accounts of $623 and $323	8,525	6,378
Indemnification receivable	726	-
Prepaid expenses and other current assets	211	231
Total current assets	11,194	8,738
Property and equipment, net of accumulated depreciation of $118 and $84	326	284
Trademarks and trade names with indefinite lives	8,467	8,467
Other intangibles with finite lives, net of accumulated amortization of $3,479 and $1,624	4,858	6,713
Goodwill	12,647	12,647
Restricted cash	222	180
Other assets	239	70
Total assets	$ 37,953	$ 37,099

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$ 3,810	$ 2,724
Line of credit	-	250
Due to models	7,374	7,271
Deferred revenue	778	689
Foreign withholding claim subject to indemnification	726	-
Esch promissory note	600	1,750
Current portion of long-term obligations	-	41
Total current liabilities	13,288	12,725
Long term liabilities		
Other	-	40
Deferred revenue, net of current portion	265	669
Deferred income tax liability	1,800	1,800
Earn out-contingent liability	2,063	2,312
Total long-term liabilities	4,128	4,821
Commitments and contingencies	-	-
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none outstanding	-	-
Common stock, $0.01 par value, 250,000,000 shares authorized; 129,440,752 shares issued and outstanding in 2010 and 2009	1,294	1,294
Additional paid-in capital	85,072	85,072
Accumulated deficit	(65,829)	(66,813)
Total shareholders' equity	20,537	19,553
Total liabilities and shareholders' equity	$ 37,953	$ 37,099

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended December 31,

(In thousands, except per share data)

	2010	2009
Revenues		
Revenues	$ 47,428	$ 31,264
License fees and other income	1,537	755
Total revenues	48,965	32,019
Model costs	32,838	21,895
Revenues net of model costs	16,127	10,124

Operating expenses		
Salaries and service costs	8,312	6,505
Office and general expenses	2,975	2,408
Amortization and depreciation	1,919	1,708
Corporate overhead	1,390	1,286
Asset impairment	-	803
Total operating expenses	14,596	12,710
Operating income (loss)	1,531	(2,586)
Other income (expense):		
Miami earn-out fair value adjustment	249	-
Settlement expense	(300)	-
Acquisition transaction costs	-	(673)
Interest income	4	9
Interest expense	(64)	(74)
Total other expense	(111)	(738)
Income (loss) before provision for income taxes	1,420	(3,324)
Provision for income taxes		
Current	(436)	(14)
Deferred	-	-
	(436)	(14)
Net income (loss) applicable to common stockholders	$ 984	$ (3,338)
Basic and diluted income (loss) per common share	$ 0.01	$ (0.03)
Weighted average common shares outstanding	129,441	119,996

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

(In thousands)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2008	53,884	$ 539	$ 75,357	$ (63,475)	$ 12,421
Common Stock issued in the Wilhelmina Transaction to Patterson, Control	63,411	634	6,975		7,609

Sellers and their advisors					
Common Stock issued to Newcastle under the Equity Financing Agreement	12,146	121	2,879		3,000
Newcastle equity issuance cost			(139)		(139)
Net loss applicable to common shareholders	-	-	-	(3,338)	(3,338)
Balances at December 31, 2009	129,441	1,294	85,072	(66,813)	19,553
Net income applicable to common shareholders	-	-	-	984	984
Balances at December 31, 2010	129,441	$ 1,294	$ 85,072	$ (65,829)	$ 20,537

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

(in thousands)

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 984	$ (3,338)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense	116	323
Loss on disposal of fixed assets	-	39
Asset impairment charge	-	803
Amortization and depreciation	1,919	1,708
Miami earn-out fair value adjustment	(249)	-
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(2,263)	(1,046)
(Increase) decrease in prepaid expenses and other current assets	(191)	288
Indemnification receivable	(726)	-
Increase in due to models	103	1,236
Increase in accounts payable and accrued liabilities	1,086	1,425
Foreign withholding claim subject to indemnification	726	-
Increase (decrease) in other liabilities	(356)	515
Net cash provided by operating activities	1,149	1,953
Cash flows from investing activities:		
Acquisition of the Wilhelmina Companies, net of cash acquired	-	(14,763)
Purchase of property and equipment	(105)	(43)
Net cash used in investing activities	(105)	(14,806)
Cash flows from financing activities		
Proceeds from issuance of common stock	-	3,000
Proceeds from line of credit	-	500

Repayment of line of credit	(250)	(1,750)
Proceeds from Esch escrow	-	1,750
Repayment of Esch promissory note	(1,150)	-
Payments of debt	(41)	(253)
Net cash provided by (used in) financing activities	(1,441)	3,247
Net decrease in cash and cash equivalents	(397)	(9,606)
Cash and cash equivalents, beginning of period	2,129	11,735
Cash and cash equivalents, end of period	$ 1,732	$ 2,129
Supplemental disclosures of cash flow information		
Cash paid for interest	$ 66	$ 56
Cash paid for income taxes	$ 161	$ 24
Supplemental disclosures of non-cash investing and financing activities		
Equity issuance costs	$ -	$ 139
Common stock issued in acquisition of the Wilhelmina Companies	$ -	$ 7,609

The accompanying notes are an integral part of these consolidated financial statements

Table of Contents

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1. Business Activity

Overview

Wilhelmina International, Inc.'s ("Wilhelmina" or the "Company") primary business is fashion model management, which is headquartered in New York City. The Company's predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and is one of the oldest and largest fashion model management companies in the world. Since its founding, Wilhelmina has grown to include operations located in Los Angeles and Miami, as well as a growing network of licensees comprising leading modeling agencies in various local markets across the U.S. and in Panama. Wilhelmina provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, artists, athletes and other talent to various customers and clients, including retailers, designers, advertising agencies and catalog companies.

Wilhelmina Transaction

On August 25, 2008, the Company and Wilhelmina Acquisition Corp., a New York corporation and wholly owned subsidiary of the Company ("Wilhelmina Acquisition"), entered into an agreement (the "Acquisition Agreement") with Dieter Esch ("Esch"), Lorex Investments AG, a Swiss corporation ("Lorex"), Brad Krassner ("Krassner"), Krassner Family Investments Limited Partnership, a Nevada limited partnership ("Krassner L.P." and together with Esch, Lorex and Krassner, the "Control Sellers"), Wilhelmina International, Ltd., a New York corporation ("Wilhelmina International"), Wilhelmina – Miami, Inc., a Florida corporation ("Wilhelmina Miami"), Wilhelmina Artist Management LLC, a New York limited liability company ("WAM"), Wilhelmina Licensing LLC, a Delaware limited liability company ("Wilhelmina Licensing"), Wilhelmina Film & TV Productions LLC, a New York limited liability company ("Wilhelmina TV" and together with Wilhelmina International, Wilhelmina Miami,

WAM and Wilhelmina Licensing, the "Wilhelmina Companies"), Sean Patterson, an executive with the Wilhelmina Companies ("Patterson"), and the shareholders of Wilhelmina Miami (the "Miami Holders" and together with the Control Sellers and Patterson, the "Sellers"). Pursuant to the Acquisition Agreement, which closed February 13, 2009, the Company acquired the Wilhelmina Companies subject to the terms and conditions thereof (the "Wilhelmina Transaction"). The Acquisition Agreement provided for (i) the merger of Wilhelmina Acquisition with and into Wilhelmina International in a stock-for-stock transaction, as a result of which Wilhelmina International became a wholly owned subsidiary of the Company and (ii) the Company's purchase of the outstanding equity interests of the other Wilhelmina Companies for cash.

The Company completed the Wilhelmina Transaction on February 13, 2009 and, therefore the results of operations of the Company for the year ended December 31, 2009 only include operating results of the Wilhelmina Companies for the period from February 13, 2009 through December 31, 2009.

Pre-Wilhelmina

Wilhelmina, formerly known as New Century Equity Holdings Corp. ("NCEH") and Billing Concepts Corp., was incorporated in the state of Delaware in 1996.

Until the closing of the Wilhelmina Transaction in February 2009, the Company was in a transition period during which it sought to redeploy its assets to enhance shareholder value by evaluating potential acquisition and merger candidates. During this transition period, the Company's sole operating business was represented by an investment in ACP Investments, L.P. (d/b/a Ascendant Capital Partners) ("Ascendant"). Ascendant is a Berwyn, Pennsylvania based alternative asset management company whose funds have investments in long/short equity funds and which distributes its registered funds primarily through various financial intermediaries and related channels (see Note 8).

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The financial statements include the consolidated accounts of Wilhelmina and its wholly owned subsidiaries. Wilhelmina also owns a non-consolidated 50% interest in Wilhelmina Kids & Creative Management LLC which is accounted for under the equity method of accounting. All significant inter-company accounts and transactions have been eliminated in the consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), to require additional disclosures regarding fair value measurements. One of the areas concerned is related to the inclusion of information about purchases, sales, issuances and settlements of recurring Level 3 measurements. Such disclosure requirements will be effective for annual reporting periods beginning after December 15, 2010. The Company is currently evaluating the effect of ASC 2010-06 on its financial statements and results of operations and is not yet in a position to determine such effects.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), which amends ASC 855, "Subsequent Events" ("ASC 855"). The update provides that Securities and Exchange Commission ("SEC") filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. This update had no material impact on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued authoritative guidance on revenue recognition that became effective in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Company believes the adoption of this new guidance will not have a material impact on its financial statements.

FASB "Accounting Standards Codification™" (the "Codification")

The Codification is the single source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB, to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC, under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. All of the Company's references to GAAP now use the specific Codification Topic or Section rather than prior accounting and reporting standards. The Codification did not change existing GAAP and, therefore, did not affect the Company's financial position or results of operations.

Revenue Recognition

In compliance with GAAP, when reporting revenue gross as a principal versus net as an agent, the Company assesses whether the Company, the model or the talent is the primary obligor. The Company evaluates the terms of its model, talent and client agreements as part of this assessment. In addition, the Company gives appropriate consideration to other key indicators such as latitude in establishing price, discretion in model or talent selection and credit risk the Company undertakes. The Company operates broadly as a modeling agency and in those relationships with models and talents where the key indicators suggest the Company acts as a principal, the Company records the gross amount billed to the client as revenue, when the revenues are earned and collectability is reasonably assured, and the related costs incurred to the model or talent as model or talent cost. In other model and talent relationships, where the Company believes the key indicators suggest the Company acts as an agent on behalf of the model or talent, the Company records revenue, when the revenues are earned and collectability is reasonably assured, net of pass-through model or talent cost.

The Company also recognizes management fees as revenues for providing services to other modeling agencies as well as consulting income in connection with services provided to a television production network according to the terms of the contract. The Company recognizes royalty income when earned based on terms of the

contractual agreement. Revenues received in advance are deferred and amortized using the straight-line method over periods pursuant to the related contract.

The Company also records fees from licensees when the revenues are earned and collectability is reasonably assured.

Advances to models for the cost of initial portfolios and other out-of-pocket costs, which are reimbursable only from collections from the Company's customers as a result of future work, are expensed to model costs as incurred. Any repayments of such costs are credited to model costs in the period received.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the consolidated financial statements and the accompanying notes. Accounting estimates and assumptions are those that management considers to be the most critical to an understanding of the consolidated financial statements because they inherently involve significant judgments and uncertainties. All of these estimates reflect management's judgment about current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. If such conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates could change, which may result in future impairments of assets among other effects.

Table of Contents

Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are accounted for at fair value, do not bear interest and are short-term in nature. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on accounts receivable. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company generally does not require collateral.

Concentrations of Credit Risk

The balance sheet items that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash balances in four different financial institutions in New York, Los Angeles and Miami. Balances are insured up to Federal Deposit Insurance Corporation limits of $250,000 per institution. At December 31, 2010, the Company had approximately $463,000 of cash balances in financial institutions in excess of such insurance. Concentrations of credit risk with accounts receivable are mitigated by the Company's large number of clients and their dispersion across different industries and geographical areas. The Company performs ongoing credit evaluations of its clients and maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization, based upon the estimated useful lives (ranging from 2 to 7 years) of the assets or terms of the leases, are computed by use of the straight-line

method. Leasehold improvements are amortized based upon the shorter of the terms of the leases or asset lives. When property and equipment are retired or sold, the cost and accumulated depreciation and amortization are eliminated from the related accounts and gains or losses, if any, are reflected in the consolidated statement of operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment is charged to operations.

Depreciation expense totaled $73,000 and $84,000 for the years ended December 31, 2010 and 2009, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets consist primarily of goodwill and buyer relationships resulting from the Wilhelmina Transaction and the revenue interest in Ascendant acquired in 2005 (see Note 8). Goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather to an annual assessment of impairment by applying a fair-value based test. A significant amount of judgment is required in estimating fair value and performing goodwill impairment tests. Intangible assets with finite lives are amortized over useful lives ranging from 2 to 7 years.

The Company annually assesses whether the carrying value of its intangible assets exceeds its fair value and, if necessary, records an impairment loss equal to any such excess.

Each reporting period, the Company assesses whether events or circumstances have occurred which indicate that the carrying amount of an intangible asset exceeds its fair value. If the carrying amount of the intangible asset exceeds its fair value, an asset impairment charge will be recognized in an amount equal to that excess. No asset impairment charges were incurred during the year ended December 31, 2010. During the year ended December 31, 2009, the Company recognized an asset impairment expense of $803,000 related to the Ascendant revenue interest.

Deferred Cost and Revenue

The Company has deferred model cost paid in advance in connection with talent related contracts. Deferred revenue consists of royalties, commissions and service charges received in advance of being earned, pursuant to product licensing agreements and talent related contracts (see Note 7).

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for the year ended December 31, 2010 approximated $206,000 compared to $134,000 for the year ended December 31, 2009.

Financial Instruments

The estimated fair value of the Company's financial instruments approximates their carrying value as reflected in the accompanying consolidated balance sheets due to (i) the short-term nature of financial instruments included in the current assets and liabilities or (ii) for non-short term financial instruments, the recording of such financial instruments at fair value.

Business Combinations

Effective January 1, 2009, the Company adopted the new provisions of ASC 805, "Business Combinations" ("ASC 805"), which address the recognition and measurement of (i) identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree, and (ii) goodwill acquired or gain from a bargain purchase. In addition, acquisition-related costs are accounted for as expenses in the period in which the costs are incurred and the services are received. These provisions were applied to the acquisition of the Wilhelmina Companies in the first quarter of 2009, which is discussed in Note 3.

In a business combination, contingent consideration or earn outs are recorded at fair value at the acquisition date. Except in bargain purchase situations, contingent consideration typically results in additional goodwill being recognized. Contingent consideration classified as an asset or liability will be adjusted to fair value at each reporting date through earnings until the contingency is resolved.

At the date of the Wilhelmina Transaction, GAAP provided that acquisition transaction costs, such as certain investment banking fees, due diligence costs and attorney fees were to be recorded as a reduction of earnings in the period they are incurred. Prior to January 1, 2009, in accordance with GAAP existing at that time, the Company included acquisition transaction costs in the cost of the acquired business. On February 13, 2009, the Company closed the Wilhelmina Transaction and, therefore, recorded all previously capitalized acquisition transaction costs of approximately $849,000 as an expense for the year ended December 31, 2008. The Company incurred acquisition transaction costs of $0 for the year ended December 31, 2010, compared to $673,000 for the year ended December 31, 2009.

Management is required to address the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. A systematic and rational basis for subsequently measuring and accounting for the assets or liabilities is required to be developed depending on their nature.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company continually assesses the need for a tax valuation allowance based on all available information. As of December 31, 2010, and as a result of this assessment, the Company does not believe that its deferred tax assets are more likely than not to be realized. In addition, the Company continuously evaluates its tax contingencies.

Accounting for uncertainty in income taxes recognized in an enterprise's financial statements requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, consideration should be given to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no change to the net amount of assets and liabilities recognized in the consolidated balance sheets as a result of the Company's tax positions.

Net Income (loss) Per Common Share

For the years ended December 31, 2010 and 2009, diluted earnings per share ("EPS") equals basic EPS, as potentially dilutive common stock equivalents were anti-dilutive.

Stock-Based Compensation

The Company records compensation expense for all awards granted. After assessing alternative valuation models and amortization assumptions, the Company will continue using both the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service period for each separately vesting portion of the grant. The Company will reconsider use of this model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model. The Company utilizes stock-based awards as a form of compensation for employees, officers and directors.

The Company did not award stock based compensation during the years ended December 31, 2010 and 2009.

Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of ASC 820, "Fair Value Measurements" ("ASC 820"), for financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs-Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs-Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Inputs-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In February 2008, ASC 820 was modified to delay the effective date for applying fair value measurement disclosures for nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 18, 2008. The implementation of this provision of ASC 820 for these assets and liabilities effective January 1, 2009, did not affect the Company's financial position or results of operations but did result in additional disclosures.

In August 2009, the FASB modified ASC 820 to address the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances, a reporting entity is required to measure fair value using one or more of the following techniques: (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset, or the quoted prices for similar liabilities or similar liabilities when traded as assets; or (ii) another valuation technique that is consistent with ASC 820. The FASB also clarified that when estimating the fair value of the liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This modification also clarified that both a quoted price in an active market

for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This guidance is effective for the first reporting period (including interim periods) beginning after issuance, the adoption of which in the fourth quarter of 2009 did not affect the Company's financial position or results of operations.

Subsequent Events

In May 2009, ASC 855 was issued, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, guidance was provided regarding (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The provisions of ASC 855 are to be applied prospectively and are effective for interim or annual financial periods ending after June 15, 2009. The adoption of the provisions of ASC 855 in the second quarter of 2009 did not affect the Company's financial position or results of operations but did result in additional disclosures.

The Company has evaluated subsequent events that occurred after December 31, 2010 through the filing of this Form 10-K. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the Company's financial statements.

Note 3. Wilhelmina Acquisition

On August 25, 2008, in conjunction with the Company's strategy to redeploy its assets to enhance stockholder value, the Company entered into the Acquisition Agreement to acquire the Wilhelmina Companies. At the closing of the Wilhelmina Transaction on February 13, 2009, the Company paid an aggregate purchase price of approximately $22,432,000 in connection therewith, of which approximately $16,432,000 was paid for the outstanding equity interests of the Wilhelmina Companies and $6,000,000 in cash repaid the outstanding balance of a note held by a Control Seller. The purchase price included approximately $7,609,000 (63,411,131 shares) of the Company's common stock, par value $0.01 per share ("Common Stock"), valued at $0.12 per share (representing the closing price of the Common Stock on February 13, 2009) that was issued in connection with the merger of Wilhelmina Acquisition with and into Wilhelmina International. Approximately $8,823,000 was paid to acquire the equity interests of the remaining Wilhelmina Companies. Upon the closing of the Wilhelmina Transaction, the Control Sellers and Patterson obtained certain demand and piggyback registration rights pursuant to a registration rights agreement with respect to the Common Stock issued to them under the Acquisition Agreement. The registration rights agreement contains certain indemnification provisions for the benefit of the Company and the registration rights holders, as well as certain other customary provisions.

The purchase price was subject to certain post-closing adjustments, which were to be effected against a total of 19,229,746 shares of Common Stock (valued at approximately $2,307,000 on February 13, 2009) (the "Restricted Shares") that were held in escrow pursuant to the Acquisition Agreement. The Restricted Shares held in escrow were intended to support earn-out offsets and indemnification obligations of the Sellers. The Control Sellers were required to leave in escrow, through 2011, any stock "earned" following resolution of "core" adjustment, up to a total value of $1,000,000. Losses at WAM and Wilhelmina Miami, respectively, could be offset against any positive earn-out with respect to the other company. Losses in excess of earn-out amounts could also result in the repurchase of the remaining shares of Common Stock held in escrow for a nominal amount. Working capital deficiencies could also reduce positive earn-out amounts.

After the closing, the parties became engaged in a dispute relating to a purchase price adjustment being sought by the Company in connection with the Wilhelmina Transaction and other related matters. On October 18, 2010, the Company, together with Newcastle Partners, L.P. ("Newcastle") and the Control Sellers entered into a Global Settlement Agreement (the "Settlement Agreement"). Under the Settlement Agreement, (i) a total of 18,811,686 Restricted Shares were released to the Control Sellers, (ii) all the Company's future earn-out obligations relating to the operating results of WAM under the Acquisition Agreement were cancelled and (iii) (A) approximately 39% (representing the amount that would otherwise be paid to Krassner L.P.) of the first $2 million of the Company's earn-out obligations relating to the operating results of Wilhelmina Miami under the Acquisition Agreement (the "Miami Earnout") was cancelled and (B) approximately 69% (representing the amounts that would otherwise be paid in the aggregate to Krassner L.P. and Lorex) of any such Miami Earnout obligation over $2 million was cancelled. With respect to any portion of the Miami Earnout that may become payable, the Company further agreed not to assert any setoff thereto in respect of (1) any negative closing net asset adjustment determined under the Acquisition Agreement or (2) any divisional loss in respect of WAM. The Company also reimbursed certain documented legal fees of the Control Sellers in the amount of $300,000, which amount was recorded as settlement expense in the accompanying consolidated statement of operations for the year ended December 31, 2010.

Pursuant to the Settlement Agreement, the parties agreed to dismiss the litigation then pending in the U.S. District Court, Southern District of New York concerning the Restricted Shares. The parties also agreed to customary mutual releases and further agreed to withdraw their respective indemnification claims under the Acquisition Agreement, except that the Company preserved indemnification rights with respect to certain specified matters.

With respect to corporate governance matters, the Settlement Agreement required that (i) Newcastle and the Control Sellers concurrently enter into an amendment to that certain Mutual Support Agreement dated August 25, 2008, which amendment provides for the addition of two (2) independent directors to the Company's Board of Directors, subject to a pre-determined selection process, and (ii) within six months following the execution of the Settlement Agreement, the Board must evaluate and consider updates and/or clarifications to the Company's Bylaws, which updates shall address (a) the advance notice procedures for nominations and stockholder proposals, (b) the Company's fiscal year and (c) such other matters as the Board determines. The Company also agreed to enter into an amendment to its Rights Agreement to, among other things, rescind the designation of the Control Sellers as Acquiring Persons thereunder.

The Miami Earnout, payable in 2012, is calculated based on the three year average of audited Wilhelmina Miami EBITDA beginning January 1, 2009, multiplied by 7.5, payable in cash or stock (at the Control Sellers' election). The fair value of the Miami Earnout was determined using the Company's estimate (Level 3 inputs) that Wilhelmina Miami has a 75% probability of achieving the average EBITDA.

During the quarter ended September 30, 2010, management's estimate of the fair value of the Miami Earnout was reduced by $249,000 to $2,063,000, as a result of a fair value adjustment, which was computed using level 3 inputs, and recorded in the accompanying consolidated statement of operations for the year ended December 31, 2010. Certain continuing indemnification obligations of the Control Sellers under the Acquisition Agreement are subject to offset against the Miami Earnout.

On February 13, 2009, in order to facilitate the closing of the Acquisition Agreement, the Company entered into that certain letter agreement with Esch (the "Esch Letter Agreement"), pursuant to which Esch agreed that $1,750,000 of the cash proceeds to be paid to him at the closing of the Acquisition Agreement would instead be held in escrow. Under the terms of the Esch Letter Agreement, all or a portion of such amount held in escrow was required to be used to satisfy Wilhelmina International's indebtedness to Signature Bank, in connection with its credit facility with Signature Bank, upon the occurrence of specified events including, but not limited to, written notification by Signature Bank to Wilhelmina International of the termination or acceleration of the credit

facility. Any amount remaining was required to be released to Esch upon the replacement or extension of Wilhelmina International's credit facility with Signature Bank, subject to certain requirements set forth in the Esch Letter Agreement. The Esch Letter Agreement also provided that in the event any portion of the proceeds is paid from escrow to Signature Bank, the Company will promptly issue to Esch, in replacement thereof, a promissory note in the principal amount of the amount paid to Signature Bank (see Note 4).

Concurrently with the execution of the Acquisition Agreement, the Company entered into a purchase agreement (the "Equity Financing Agreement") with Newcastle, which at that time owned 19,380,768 shares, or approximately 36% of the outstanding Common Stock, for the purpose of obtaining financing to complete the transactions contemplated by the Acquisition Agreement. Pursuant to the Equity Financing Agreement, upon the closing of the Wilhelmina Transaction, the Company sold to Newcastle $3,000,000 (12,145,749 shares) of Common Stock at $0.247 per share, or approximately (but slightly higher than) the per share price applicable to the Common Stock issuable under the Acquisition Agreement. As a result, Newcastle now owns 31,526,517 shares of Common Stock, or approximately 24% of the Company's outstanding Common Stock. Upon the closing of the Equity Financing Agreement, Newcastle obtained certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issued under the Equity Financing Agreement. The registration rights agreement contains certain indemnification provisions for the benefit of the Company and Newcastle, as well as certain other customary provisions.

The Wilhelmina Transaction was accounted for using the acquisition method required by ASC 805. The fair value methods used for identifiable intangible assets were based on Level 3 inputs making use of discounted cash flows using a weighted average cost of capital. The fair values of current assets and other assumed liabilities were based on the present value of contractual amounts. Contractual amounts of accounts receivable, estimated uncollectible amounts and fair value totaled $6,188,000, $487,000 and $5,701,000, respectively, as of February 13, 2009.

Goodwill has been measured as the excess of the total consideration over the fair values of identifiable assets acquired and liabilities assumed.

The intangible assets acquired include intangible assets with indefinite lives, such as the Wilhelmina brand/trademarks and intangible assets with finite lives, such as customer relationships, model contracts, talent contracts, noncompetition agreements and license agreements, and the remainder of any intangible assets not meeting the above criteria has been allocated to goodwill. Some of these assets, such as goodwill and the Wilhelmina brand/trademarks, are non-amortizable. Other assets, such as customer relationships, model contracts, talent contracts, noncompetition agreements and license agreements, are being amortized on a straight line basis over their estimated useful lives which range from 2 to 7 years.

Note 4. Line of Credit, Note Payable and Esch Escrow

In January 2008, Wilhelmina International renewed a revolving line of credit (the "Credit Facility") with Signature Bank with an increase in borrowing capacity to $2,000,000, with availability subject to a borrowing base computation. Interest on the revolving credit note was payable monthly at an annual rate of prime plus one-half percent. The revolving line of credit expired on January 31, 2009. On March 31, 2009, the Company entered into a modification and extension agreement with Signature Bank that extended the maturity date to April 30, 2009. On June 10, 2009, the Company entered into a modification and extension agreement with Signature Bank that extended the maturity date to July 15, 2009. On August 21, 2009, the Company entered into a modification and extension agreement with the bank that extended the maturity date to October 5, 2009.

On December 30, 2009, Signature Bank delivered a demand letter (the "Demand Letter") to the Company and Wilhelmina International requesting the immediate payment of all outstanding principal and accrued interest in the aggregate amount of approximately $2,019,000 under the Credit Facility.

The delivery of the Demand Letter requesting mandatory repayment of principal under the Credit Facility triggered a "Bank Payoff Event" under the Esch Letter Agreement (see Note 2). As a result, in accordance with the terms of the Esch Letter Agreement, the aggregate amount of $1,750,000 that was held in escrow was released and paid to Signature Bank (the "Escrow Payoff"). As a result of the Escrow Payoff, as of December 30, 2009, a principal sum of $250,000 plus accrued interest totaling approximately $19,000 remained owing to the bank under the Credit Facility. During January 2010, the remaining principal and accrued interest of approximately $269,000 was repaid to the bank pursuant to the Demand Letter.

The Esch Letter Agreement provided that in the event of the payment of funds from escrow to Signature Bank, the Company was required to promptly issue to Esch, in replacement of the funds held in escrow, a promissory note in the principal amount of the amount paid to the bank. Accordingly, on December 31, 2009, the Company issued to Esch a promissory note in the principal amount of $1,750,000 (the "Esch Note"). Interest on the outstanding principal balance of the Esch Note accrued at the "Weighted Average Loan Document Rate" (as defined below) and was payable in arrears on a monthly basis. The "Weighted Average Loan Document Rate" was calculated using a weighted average formula based on the rates applicable to the principal amounts outstanding for each of the two components of the Credit Facility - revolver ($2,000,000 principal outstanding at December 30, 2009 at a rate of prime plus 0.5%) and term loan ($26,000 principal outstanding at December 30, 2009 at a rate of 6.65%) - prior to release of the escrow. Therefore, during the year ended December 31, 2010, the effective interest rate of the Esch Note was prime plus approximately 0.58%, or approximately 3.83%. Principal under the Esch Note was repaid in quarterly installments of $250,000 until December 31, 2010 when the unpaid principal and interest thereon were to have become due and payable. On December 7, 2010, the Company and Esch entered into an amendment (the "Esch Amendment") to the Esch Note. Under the Esch Amendment, (1) the maturity date of the Esch Note has been extended to June 30, 2011 (from December 31, 2010) and (2) commencing January 1, 2011, the interest rate on outstanding principal under the Esch Note increased to 9.0% per annum and (3) installment payments of remaining principal under the Esch Note is payable as follows: (a) $400,000 on March 31, 2011 and (b) $200,000 on June 30, 2011. In addition, $400,000 was paid on December 31, 2010 pursuant to the Esch Amendment.

In the event that the Company closes a new revolving bank or debt facility, which provides the Company with committed working capital financing, the Company is required to pay down the Esch Note in the amount of the funds that the Company is initially permitted to draw under such new facility. The Esch Note is unsecured and may be pre-paid by the Company at any time without penalty or premium.

Note 5. Restricted Cash

At December 31, 2010 and 2009, the Company had approximately $222,000 and $180,000, respectively, of restricted cash that serves as collateral for an irrevocable standby letter of credit. The letter of credit serves as additional security under the lease extension relating to the Company's office space in New York that expires in February 2021.

Note 6. Operating Leases

The Company is obligated under non-cancelable lease agreements for the rental of office space and various other lease agreements for the leasing of office equipment. These operating leases expire at various dates through 2021. In addition to the minimum base rent, the office space lease agreements provide that the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement.

During June 2010, the Company signed a ten-year lease for its New York City office located at 300 Park Avenue South, with an effective date of January 1, 2011. The lease commits the Company to rental payments of approximately $41,000 per month during the term of the lease.

The Company also leases, pursuant to a services agreement (see Note 12), certain corporate office space.

Future minimum payments under the lease agreements are summarized as follows:

Years Ending December 31,	Amount (in thousands)
2011	$ 782
2012	442
2013	388
2014	478
2015	426
Thereafter	2,944
	$ 5,460

Rent expense totaled approximately $1,081,000 and $910,000 for the years ended December 31, 2010 and 2009, respectively.

Note 7. Licensing Agreements and Deferred Revenue

The Company is a party to various contracts by virtue of its relationship with certain talent. The various contracts contain terms and conditions which require the revenue and the associated talent cost to be recognized on a straight-line basis over the contract period. The Company has also entered into product licensing agreements with talent it represents. Under the product licensing agreements, the Company will either earn a commission based on a certain percentage of the royalties earned by the talent or earn royalties from the licensee that is based on a certain percentage of net sales, as defined. The Company recognized revenue from product licensing agreements of approximately $780,000 and $324,000 for the years ended December 31, 2010 and 2009, respectively.

Note 8. Revenue Interest

On October 5, 2005, the Company made an investment in Ascendant, a Berwyn, Pennsylvania based alternative asset management company whose funds have investments in long/short equity funds and which distributes its registered funds primarily through various financial intermediaries and related channels. Ascendant had assets under management of approximately $59,100,000 and $37,600,000 as of December 31, 2010 and December 31, 2009, respectively. Prior to closing the Wilhelmina Transaction, the Company's interest in Ascendant represented the Company's sole operating business.

The Company entered into the Ascendant Agreement with Ascendant to acquire an interest in the revenues generated by Ascendant. Pursuant to the Ascendant Agreement, the Company is entitled to a 50% interest, subject to certain adjustments, in the revenues of Ascendant, which interest declines if the assets under management of Ascendant reach certain levels. The Company also agreed to provide various marketing services to Ascendant. The total potential purchase price of $1,550,000 under the terms of the Ascendant Agreement was payable in four installments. On April 5, 2006, the Company elected not to make the final two installment payments. The Company believed that it was not required to make the payments because Ascendant did not satisfy all of the conditions in the Ascendant Agreement.

Subject to the terms of the Ascendant Agreement, if the Company does not make an installment payment and Ascendant is not in breach of the Ascendant Agreement, Ascendant has the right to acquire the Company's

revenue interest at a price that would yield a 10% annualized return to the Company. The Company has been notified by Ascendant that Ascendant is exercising this right as a result of the Company's election not to make the final two installment payments. The Company believes that Ascendant has not satisfied the requisite conditions to repurchase the Company's revenue interest.

The Company has not recorded any revenue or received any revenue sharing payments pursuant to the Ascendant Agreement since July 1, 2006.

Based on recent discussions with the management of Ascendant and an assessment of the future near-term expected cash flows from the revenue interest, the Company has determined that the present value of expected cash flows from the Ascendant revenue interest is nominal. Therefore, the Company has recognized an asset impairment charge of $803,000 for the year ended December 31, 2009.

Note 9. Commitments and Contingencies

The Company is engaged in various legal proceedings that are routine in nature and incidental to its business. None of these proceedings, either individually or in the aggregate, is believed, in the Company's opinion, to have a material adverse effect on either its consolidated financial position or its consolidated results of operations.

As of December 31, 2010, a number of the Company's employees were covered by employment agreements that vary in length from one to three years. As of December 31, 2010, total compensation payable under the remaining contractual term of these agreements was approximately $2,878,000. In general, the employment agreements contain non-compete provisions ranging from six months to one year following the term of the applicable agreement. Subject to certain exceptions, as of December 31, 2010, invoking the non-compete provisions would require the Company to compensate the covered employees during the non-compete period in the amount of approximately $1,411,000.

During the three months ended June 30, 2010, the Company received IRS notices totaling approximately $726,000 related to foreign withholding claims for tax years 2006 and 2008. The Company is indemnified by the Control Sellers under the Acquisition Agreement for losses incurred as a result of such deficiency notice, and the Control Sellers have confirmed such responsibility to the Company. Such indemnification is required to be satisfied in cash and/or, at the election of the Company, by offset to future earn-out payments.

Note 10. Share Capital

On July 10, 2006, as amended on August 25, 2008, July 20, 2009, February 9, 2010, March 26, 2010, April 29, 2010, June 2, 2010, July 2, 2010, August 2, 2010, September 2, 2010, October 1, 2010, October 18, 2010 and December 8, 2010 the Company entered into a shareholder's rights plan (the "Rights Plan") that replaced the Company's shareholder's rights plan dated July 10, 1996 (the "Old Rights Plan") that expired according to its terms on July 10, 2006. The Rights Plan provides for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The terms of the Rights and the Rights Plan are set forth in a Rights Agreement, dated as of July 10, 2006, by and between the Company and The Bank of New York Trust Company, N.A., now known as The Bank of New York Mellon Trust Company, N.A., as Rights Agent (the "Rights Agreement").

The Company's Board of Directors adopted the Rights Plan to protect shareholder value by protecting the Company's ability to realize the benefits of its net operating loss carryforwards ("NOLs") and capital loss carryforwards. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 5% or more of the outstanding Common Stock without the prior approval of the Company's Board of Directors. Shareholders that own 5% or more of the outstanding Common Stock as of the close of business on the Record Date (as defined in the Rights Agreement) may acquire up to an additional 1% of the outstanding Common

Stock without penalty so long as they maintain their ownership above the 5% level (such increase subject to downward adjustment by the Company's Board of Directors if it determines that such increase will endanger the availability of the Company's NOLs and/or its capital loss carryforwards). In addition, the Company's Board of Directors has exempted Newcastle, the Company's largest shareholder, and may exempt any person or group that owns 5% or more if the Board of Directors determines that the person's or group's ownership will not endanger the availability of the Company's NOLs and/or its capital loss carryforwards. A person or group that acquires a percentage of Common Stock in excess of the applicable threshold is called an "Acquiring Person". Any Rights held by an Acquiring Person are void and may not be exercised. The Company's Board of Directors authorized the issuance of one Right per each share of Common Stock outstanding on the Record Date. If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, par value $0.01 (the "Preferred Stock"), for a purchase price of $10.00. Each fractional share of Preferred Stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. Prior to exercise, however, a Right does not give its holder any dividend, voting or liquidation rights.

On August 25, 2008, in connection with the Wilhelmina Transaction, the Company entered into an amendment to the Rights Agreement (the "Rights Agreement Amendment"). The Rights Agreement Amendment, among other things, (i) provides that the execution of the Acquisition Agreement, the acquisition of shares of Common Stock pursuant to the Acquisition Agreement, the consummation of the other transactions contemplated by the Acquisition Agreement and the issuance of stock options to the Sellers or the exercise thereof, will not be deemed to be events that cause the Rights to become exercisable, (ii) amends the definition of Acquiring Person to provide that the Sellers and their existing or future Affiliates and Associates (each as defined in the Rights Agreement) will not be deemed to be an Acquiring Person solely by virtue of the execution of the Acquisition Agreement, the acquisition of Common Stock pursuant to the Acquisition Agreement, the consummation of the other transactions contemplated by the Acquisition Agreement or the issuance of stock options to the Sellers or the exercise thereof and (iii) amends the Rights Agreement to provide that a Distribution Date (as defined below) shall not be deemed to have occurred solely by virtue of the execution of the Acquisition Agreement, the acquisition of Common Stock pursuant to the Acquisition Agreement, the consummation of the other transactions contemplated by the Acquisition Agreement or the issuance of stock options to the Sellers or the exercise thereof. The Rights Agreement Amendment also provides for certain other conforming amendments to the terms and provisions of the Rights Agreement. The date that the Rights become exercisable is known as the "Distribution Date."

On July 20, 2009, the Company entered into a second amendment to the Rights Agreement (the "Second Rights Agreement Amendment"). The Second Rights Agreement Amendment, among other things, (i) provides that those certain purchases of shares of Common Stock by Krassner L.P. reported on Statements of Change in Beneficial Ownership on Form 4 filed with the SEC on June 3, 2009, June 12, 2009 and June 26, 2009 (the "Krassner Purchases") will not be deemed to be events that cause the Rights to become exercisable, (ii) amends the definition of Acquiring Person to provide that neither Krassner L.P. nor any of its existing or future Affiliates or Associates (as defined in the Rights Agreement) will be deemed to be an Acquiring Person solely by virtue of the Krassner Purchases and (iii) amends the Rights Agreement to provide that the Distribution Date will not be deemed to have occurred solely by virtue of the Krassner Purchases. The Second Rights Agreement Amendment also provides for certain other conforming amendments to the terms and provisions of the Rights Agreement.

On February 9, 2010, the Company entered into a third amendment to the Rights Agreement (the "Third Rights Agreement Amendment"). The Third Rights Agreement Amendment amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date (as defined in the Rights Agreement) that occurred on February 2, 2010 as a result of the Company's public announcement on such date that Esch, Lorex, Krassner and Krassner L.P. were Acquiring Persons (as defined in the Rights Agreement) under the Rights Agreement (the "Esch-Krassner Acquiring Event") would be the close of business on April 3, 2010. The Third Rights Agreement Amendment also provided that the Company would be required to give written notice to the

Rights Agent and stockholders of the Company of the occurrence of the Esch-Krassner Acquiring Event under the Rights Agreement as soon as practicable after any corresponding Distribution Date.

On March 26, 2010, the Company entered into a fourth amendment to the Rights Agreement (the "Fourth Rights Agreement Amendment"). The Fourth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on May 3, 2010.

On April 29, 2010, the Company entered into a fifth amendment to the Rights Agreement (the "Fifth Rights Agreement Amendment"). The Fifth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on June 3, 2010.

On June 2, 2010, the Company entered into a sixth amendment to the Rights Agreement (the "Sixth Rights Agreement Amendment"). The Sixth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on July 3, 2010.

On July 2, 2010, the Company entered into a seventh amendment to the Rights Agreement (the "Seventh Rights Agreement Amendment"). The Seventh Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on August 3, 2010.

On August 2, 2010, the Company entered into an eighth amendment to the Rights Agreement (the "Eighth Rights Agreement Amendment"). The Eighth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on September 3, 2010.

On September 2, 2010, the Company entered into a ninth amendment to the Rights Agreement (the "Ninth Rights Agreement Amendment"). The Ninth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on October 3, 2010.

On October 1, 2010, the Company entered into a tenth amendment to the Rights Agreement (the "Tenth Rights Agreement Amendment"). The Tenth Rights Agreement Amendment further amended the definition of Distribution Date to provide that the Distribution Date corresponding to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event, would be the close of business on November 3, 2010.

On October 18, 2010, the Company entered into an eleventh amendment to the Rights Agreement (the "Eleventh Rights Agreement Amendment"). The Eleventh Rights Agreement Amendment, entered into in connection with the Settlement Agreement, amends the definition of Distribution Date to provide that the Distribution Date shall not occur with respect to the Share Acquisition Date that occurred on February 2, 2010, as a result of the Company's public announcement on such date of the Esch-Krassner Acquiring Event. The Eleventh Rights Agreement Amendment also provides that the rights under the Rights Agreement shall not be affected by (i)

those certain prior coordination activities among the Control Sellers which preceded the Company's declaration of the Esch-Krassner Acquiring Event and which did not involve any acquisition of record or beneficial ownership of the Company's securities other than any deemed acquisition of beneficial ownership by one Control Seller of Company securities owned of record by another Control Seller (including, without limitation, the specific activities described in the Schedules 13D (a) filed by Lorex, Esch and Peter Marty on November 20, 2009 and March 17, 2010 and (b) filed by Krassner L.P., Krassner and Krassner Investments, Inc. on November 20, 2009 and March 16, 2010) and (ii) similar past or future coordination activities between or among any Control Sellers which do not involve any acquisition of record or beneficial ownership of the Company's securities other than any deemed acquisition of beneficial ownership by one Control Seller of Company securities owned of record by another Control Seller, whether or not reported on any Schedule 13D, including but not limited to (a) holding or expressing similar opinions regarding any matter affecting the Company or (b) coordinating activities as directors or stockholders of the Company (the foregoing clauses (i) and (ii), the "Wilhelmina Control Seller Coordination Activities"). Specifically, the Eleventh Rights Agreement Amendment (i) amends the definition of Acquiring Person to provide that the Control Sellers shall not be deemed to be Acquiring Persons solely by virtue of any Wilhelmina Control Seller Coordination Activities, (ii) provides that a Distribution Date shall not be deemed to have occurred solely by virtue of any Wilhelmina Control Seller Coordination Activities, (iii) provides that Control Seller Coordination Activities shall not be deemed to be events that cause the Rights to become exercisable and (iv) amends the definition of Triggering Event to provide that no Triggering Event shall result solely by virtue of any Wilhelmina Control Seller Coordination Activities.

On December 8, 2010, the Company entered into a twelfth amendment to the Rights Agreement (the "Twelfth Rights Agreement Amendment"). The Twelfth Rights Agreement Amendment, among other things, (i) amends the definition of Acquiring Person to provide that none of Esch, Lorex, Krassner or Krassner L.P. shall be deemed to be an Acquiring Person solely by virtue of purchases by each of Lorex and Krassner L.P. of up to 500,000 shares of Common Stock in the aggregate, in each case, during the period commencing on December 8, 2010 and ending on November 30, 2011 ("Permitted Purchases"), (ii) amends the definition of Triggering Event to provide that no Triggering Event shall result solely by virtue of any Permitted Purchases, (iii) provides that a Distribution Date shall not be deemed to have occurred solely by virtue of any Permitted Purchases and (iv) provides that, effective as of the date of the Twelfth Rights Agreement Amendment, no Permitted Purchases shall be deemed to be events that cause the Rights to become exercisable. The Twelfth Rights Agreement Amendment also provides for certain other conforming and technical amendments to the terms and provisions of the Rights Agreement.

In connection with the Wilhelmina Transaction, the Company issued 12,145,749 shares of Common Stock to Newcastle and 63,411,131 shares to Patterson, the Control Sellers and their advisor.

Note 11. Income Taxes

The income tax expense is comprised of the following:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Current:		
Federal	$ 51	$ -
State	385	54
Total	436	54
Deferred:		
Federal	53	-

State	(53)	-
Total	-	-
Total	$ 436	$ 54

The income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% to the net income (loss) before income tax benefit. The reasons for these differences were as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Computed income tax expense (benefit) at statutory rate	$ 497	$ (608)
(Decrease) increase in taxes resulting from:		
Permanent and other deductions, net	66	(517)
State income taxes, net of federal benefit	209	106
Acquisition of Wilhelmina	-	1,365
Valuation allowance	(336)	(24,270)
Expiration of capital loss carryforward	-	23,978
Total income tax expense (benefit)	$ 436	$ 54

The tax effect of significant temporary differences, which comprise the deferred tax liability, is as follows (in thousands):

	2010	2009
Deferred tax asset:		
Net operating loss carryforward	$ 4,495	$ 5,335
Accrued expenses	334	358
Property and equipment principally due to differences in depreciation	44	54
Allowance for doubtful accounts	193	161
Intangible assets	1,585	735
Other	50	295
Less: Valuation allowance	(4,383)	(4,719)
Net deferred income tax asset	$ 2,318	$ 2,219
Deferred tax liability:		
Intangible assets-brand name	(1,800)	(1,800)
Intangible assets-other	(2,318)	(2,219)
Net deferred tax liability	(4,118)	(4,019)
Net deferred tax asset/(liability)	$ (1,800)	$ (1,800)

As of December 31, 2010, the Company had a federal income tax loss carryforward of approximately $13,000,000, which begins expiring in 2019. As of December 31, 2009, the Company reduced its deferred tax valuation allowance by $24,469,000 due primarily to the expiration of the capital loss carryforward. Realization of the Company's carryforwards is dependent on future taxable income and capital gains. A portion of the Company's net operating loss carryforwards were utilized to offset taxable income generated in the year ended December 31, 2010. A valuation allowance has been recorded to reflect the tax effect of the net loss carryforwards not used to offset a portion of the deferred tax liability resulting from the Wilhelmina Transaction. Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be

utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

Note 12. Related Parties

As of December 31, 2010, Mark Schwarz, the Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P. ("NCM"), John Murray, Chief Financial Officer of NCM, and Evan Stone, the former Vice President and General Counsel of NCM, held the following executive officer and board of director positions with the Company: Chairman of the Board and Chief Executive Officer, Director and Chief Financial Officer, and Director, General Counsel and Secretary, respectively. NCM is the General Partner of Newcastle, which owns 34,064,466 shares of Common Stock. Effective January 20, 2011, John Murray and Evan Stone are no longer directors of the Company but remain as executive officers.

The Company's corporate headquarters are located at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, which are also the offices of NCM. The Company occupies a portion of NCM space on a month-to-month basis at $2,500 per month, pursuant to a services agreement entered into between the parties. Pursuant to the services agreement, the Company receives the use of NCM's facilities and equipment and accounting, legal and administrative services from employees of NCM. The Company incurred expenses pursuant to the services agreement totaling approximately $30,000 for the year ended December 31, 2010 and $56,000 for the year ended December 31, 2009. The Company owed NCM $0 and approximately $98,000 as of December 31, 2010 and 2009, respectively, under the services agreement.

On August 25, 2008, concurrently with the execution of the Acquisition Agreement, the Company entered into the Equity Financing Agreement with Newcastle for the purpose of obtaining financing to complete the transactions contemplated by the Acquisition Agreement (see Note 3).

The Company has an agreement with an unconsolidated affiliate to provide management and administrative services, as well as sharing of space. For the year ended December 31, 2010, management fee and rental income from the unconsolidated affiliate amounted to approximately $110,000, compared to $101,000 for the year ended December 31, 2009.

Note 13. Treasury Stock

In December 2010, the Company's Board of Directors authorized a stock repurchase program whereby the Company may repurchase up to 500,000 shares of its outstanding Common Stock. The Company made no purchases of Common Stock during the years ended December 31, 2010 and 2009.

The shares may be repurchased from time-to-time in the open market or through privately negotiated transactions at prices the Company deems appropriate. The program does not obligate the Company to acquire any particular amount of common stock and the program may be modified or suspended at any time at the Company's discretion. The stock repurchase plan will be funded through the Company's cash on hand.

Note 14. Stock Options and Stock Purchase Warrants

The Company previously adopted the 1996 Employee Comprehensive Stock Plan ("Comprehensive Plan") and the 1996 Non-Employee Director Plan ("Director Plan") under which officers and employees, and non-employee directors, respectively, of the Company and its affiliates were eligible to receive stock option grants. Employees of the Company were also eligible to receive restricted stock grants under the Comprehensive Plan. The Company previously reserved 14,500,000 and 1,300,000 shares of its Common Stock for issuance pursuant to the Comprehensive Plan and the Director Plan, respectively. The Comprehensive Plan and the Director

Plan expired on July 10, 2006. The expiration of the plans preclude the Company from granting new options under each plan but will not affect outstanding option grants which shall expire in accordance with their terms.

Option activity for the years ended December 31, 2010 and 2009, is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2009	240,000	$ 0.27
Granted	-	-
Canceled	-	-
Outstanding, December 31, 2009	240,000	$ 0.27
Granted	-	-
Canceled	(90,000)	-
Outstanding, December 31, 2010	150,000	$ 0.28

At December 31, 2010 and 2009, stock options to purchase an aggregate of 150,000 and 240,000 shares, respectively, were exercisable and had weighted average exercise prices of $0.28 and $0.27 per share, respectively.

Stock options outstanding and exercisable at December 31, 2010, were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Remaining Average Exercise Price	Weighted Number Exercisable	Weighted Average Exercise Price
$0.28	150,000	1.5	$0.28	150,000	$0.28

There were no option grants during the years ended December 31, 2010 and 2009.

Note 15. Benefit Plans

The Company established a 401(k) Plan (the "Plan") for eligible employees of the Company. Generally, all employees of the Company who are at least twenty-one years of age and who have completed one-half year of service are eligible to participate in the Plan. The Plan is a defined contribution plan which provides that participants may make voluntary salary deferral contributions, on a pretax basis, between 1% and 15% of their compensation in the form of voluntary payroll deductions, up to a maximum amount as indexed for cost-of-living adjustments. The Company may make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2010 and 2009.

Note 16. Intangible Assets

As of December 31, 2010, intangible assets with finite lives consisted of the following (in thousands):

Intangible assets subject to amortization:	Gross Cost	Accumulated Amortization	Weighted-average amortization period (in

			years)
Customer lists	$ 3,143	$ (1,172)	5.1
Non-compete agreements	1,047	(302)	6.5
Talent and model contractual relationships	2,514	(1,395)	4.0
Employee contractual relationships	1,633	(610)	5.0
Total	$ 8,337	$ (3,479)	4.9

Amortization expense totaled $1,855,000 and $1,624,000 for the years ended December 31, 2010 and 2009, respectively.

The estimated aggregate amortization expense for the years ending December 31, 2011 through December 31, 2014, is as follows (in thousands):

	Amortization Expense
2011	$ 1,540
2012	1,437
2013	1,429
2014	333
2015	119

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company's principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on their evaluation of the Company's disclosure controls and procedures, the Company's principal executive officer and principal financial officer, with the participation of the Company's management, have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010, to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow for timely decisions regarding required disclosure.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Given these and other inherent limitations of control systems, there is only reasonable assurance that the Company's controls will succeed in achieving their stated goals under all potential future conditions. The Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2010.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there were no changes in the Company's internal controls over financial reporting, or in other factors that could significantly affect these controls, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 will be furnished on or prior to April 30, 2011 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement in connection with the Company's Annual Meeting of Shareholders for the fiscal year ended December 31, 2010.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 will be furnished on or prior to April 30, 2011 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement in connection with the Company's Annual Meeting of Shareholders for the fiscal year ended December 31, 2010.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 will be furnished on or prior to April 30, 2011 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement in connection with the Company's Annual Meeting of Shareholders for the fiscal year ended December 31, 2010.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 will be furnished on or prior to April 30, 2011 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement in connection with the Company's Annual Meeting of Shareholders for the fiscal year ended December 31, 2010.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 will be furnished on or prior to April 30, 2011 (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement in connection with the Company's Annual Meeting of Shareholders for the fiscal year ended December 31, 2010.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) *Documents Filed as Part of Report*

1. Financial Statements:

The Consolidated Financial Statements of the Company and the related report of the Company's independent public accountants thereon have been filed under Item 8 hereof.

2. Financial Statement Schedules:

The information required by this item is not applicable.

3. Exhibits:

The exhibits listed below are filed as part of or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed document, such document is identified in parentheses. See the Index of Exhibits included with the exhibits filed as a part of this report.

Exhibit Number	Description of Exhibits
2.1	Plan of Merger and Acquisition Agreement between Billing Concepts Corp., CRM Acquisition Corp., Computer Resources Management, Inc. and Michael A. Harrelson, dated June 1, 1997 (incorporated by reference from Exhibit 2.1 to Form 10-Q, dated June 30, 1997).
2.2	Stock Purchase Agreement between Billing Concepts Corp. and Princeton TeleCom Corporation, dated September 4, 1998 (incorporated by reference from Exhibit 2.2 to Form 10-K, dated September 30, 1998).
2.3	Stock Purchase Agreement between Billing Concepts Corp. and Princeton eCom Corporation, dated February 21, 2000 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated March 16, 2000).
2.4	Agreement and Plan of Merger between Billing Concepts Corp., Billing Concepts, Inc., Enhanced Services Billing, Inc., BC Transaction Processing Services, Inc., Aptis, Inc., Operator Service Company, BC Holding I Corporation, BC Holding II Corporation, BC Holding III Corporation, BC Acquisition I Corporation, BC Acquisition II Corporation, BC Acquisition III Corporation and BC Acquisition IV Corporation, dated September 15, 2000 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated September 15, 2000).
2.5	Stock Purchase Agreement by and among New Century Equity Holdings Corp., Mellon Ventures, L.P., Lazard Technology Partners II LP, Conning Capital Partners VI, L.P. and Princeton eCom Corporation, dated March 25, 2004 (incorporated by reference from Exhibit 10.1 to Form 8-K, dated March 29, 2004).
2.6	Series A Convertible 4% Preferred Stock Purchase Agreement by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P., dated June 18, 2004 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated June 30, 2004).
2.7	Agreement by and among New Century Equity Holdings Corp., Wilhelmina Acquisition Corp., Wilhelmina International, Ltd., Wilhelmina – Miami, Inc., Wilhelmina Artist Management LLC,

Wilhelmina Licensing LLC, Wilhelmina Film & TV Productions LLC, Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments, L.P., Sean Patterson and the shareholders of Wilhelmina – Miami, Inc., dated August 25, 2008 (incorporated by reference from Exhibit 10.1 to Form 8-K, dated August 26, 2008).

2.8 Purchase Agreement by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P., dated August 25, 2008 (incorporated by reference from Exhibit 10.3 to Form 8-K, dated August 26, 2008).

2.9 Letter Agreement, dated February 13, 2009, by and among New Century Equity Holdings Corp., Wilhelmina Acquisition Corp., Wilhelmina International Ltd., Wilhelmina – Miami, Inc., Wilhelmina Artist Management LLC, Wilhelmina Licensing LLC, Wilhelmina Film & TV Productions LLC, Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments Limited Partnership, Sean Patterson and the shareholders of Wilhelmina – Miami, Inc. (incorporated by reference from Exhibit 10.1 to Form 8-K, dated February 18, 2009).

3.1 Restated Certificate of Incorporation of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.1 to Form 10-K/A, dated December 31, 2008).

3.2 Restated Bylaws of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.2 to Form 10-K, dated December 31, 2008).

3.3 Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 4.1 to Form 8-K, dated June 30, 2004).

3.4 Certificate of Elimination of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 3.1 to Form 8-K, dated July 10, 2006).

3.5 Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 3.2 to Form 8-K, dated July 10, 2006).

4.1 Form of Stock Certificate of Common Stock of Billing Concepts Corp. (incorporated by reference from Exhibit 4.1 to Form 10-Q, dated March 31, 1998).

4.2 Rights Agreement, dated as of July 10, 2006, by and between New Century Equity Holdings Corp. and The Bank of New York Trust Company, N.A. (incorporated by reference from Exhibit 4.2 to Form 8-K, dated July 10, 2006).

4.3 Amendment to Rights Agreement , dated August 25, 2008, by and between New Century Equity Holdings Corp. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated August 26, 2008).

4.4 Form of Rights Certificate (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 10, 2006).

4.5 Registration Rights Agreement dated August 25, 2008 by and among New Century Equity Holdings Corp., Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments, L.P. and Sean Patterson (incorporated by reference from Exhibit 10.2 to Form 8-K, dated August 26, 2008).

4.6 Registration Rights Agreement, dated February 13, 2009, by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P. (incorporated by reference from Exhibit 10.3 to Form 8-K, dated February 18, 2009).

4.7 Second Amendment to Rights Agreement, dated July 20, 2009, by and between the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 21, 2009).

4.8 Third Amendment to Rights Agreement, dated February 9, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated February 10, 2010).

4.9 Fourth Amendment to Rights Agreement, dated March 26, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference

from Exhibit 4.1 to Form 8-K, dated March 30, 2010).

4.10 Fifth Amendment to Rights Agreement, dated April 29, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated May 3, 2010).

4.11 Sixth Amendment to Rights Agreement, dated June 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated June 2, 2010).

4.12 Seventh Amendment to Rights Agreement, dated July 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 2, 2010).

4.13 Eighth Amendment to Rights Agreement, dated August 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated August 2, 2010).

4.14 Ninth Amendment to Rights Agreement, dated September 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated September 2, 2010).

4.15 Tenth Amendment to Rights Agreement, dated October 1, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated October 1, 2010).

4.16 Eleventh Amendment to Rights Agreement, dated October 18, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated October 21, 2010).

4.17 Twelfth Amendment to Rights Agreement, dated December 8, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated December 9, 2010).

*10.1 Billing Concepts Corp's 1996 Employee Comprehensive Stock Plan amended as of August 31, 1999 (incorporated by reference from Exhibit 10.8 to Form 10-K, dated September 30, 1999).

*10.2 Form of Option Agreement between Billing Concepts Corp. and its employees under the 1996 Employee Comprehensive Stock Plan (incorporated by reference from Exhibit 10.9 to Form 10-K, dated September 30, 1999).

*10.3 Amended and Restated 1996 Non-Employee Director Plan of Billing Concept Corp. amended as of August 31, 1999 (incorporated by reference from Exhibit 10.10 to Form 10-K, dated September 30, 1999).

*10.4 Form of Option Agreement between Billing Concepts Corp. and non-employee directors (incorporated by reference from Exhibit 10.11 to Form 10-K, dated September 30, 1998).

*10.5 Billing Concept Corp.'s 401(k) Retirement Plan (incorporated by reference from Exhibit 10.14 to Form 10-K, dated September 30, 2000).

10.6 Revenue Sharing Agreement, dated as of October 5, 2005, by and between New Century Equity Holdings Corp. and ACP Investments LP (incorporated by reference from Exhibit 10.1 to Form 10-Q, dated September 30, 2005).

10.7 Principals Agreement, dated as of October 5, 2005, by and between New Century Equity Holdings Corp. and ACP Investments LP (incorporated by reference from Exhibit 10.2 to Form 10-Q, dated September 30, 2005).

*10.8 Employment Agreement by and among New Century Equity Holdings Corp., Wilhelmina International, Ltd. and Sean Patterson, dated November 10, 2008 (incorporated by reference from Exhibit 10.1 to Form 10-Q, dated September 30, 2008).

10.9 Letter Agreement, dated February 13, 2009, by and between New Century Equity Holdings Corp. and Dieter Esch (incorporated by reference from Exhibit 10.2 to Form 8-K, dated February 18, 2009).

10.10	Promissory Note, dated December 31, 2009, issued by Wilhelmina International, Inc. to Dieter Esch (incorporated by reference from Exhibit 10.1 to Form 8-K, dated January 6, 2010).
10.11	Global Settlement Agreement, dated October 18, 2010, by and among Wilhelmina International, Inc., Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Exhibit 10.1 to Form 8-K, dated October 21, 2010).
10.12	Mutual Support Agreement, dated August 25, 2008, by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Annex D to the Proxy Statement on Schedule 14A filed December 22, 2008).
10.13	First Amendment to Mutual Support Agreement, dated October 18, 2010, by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Exhibit 10.2 to Form 8-K, dated October 21, 2010).
10.14	Amendment to Promissory Note, dated December 7, 2010, issued by Wilhelmina International, Inc. to Dieter Esch (incorporated by reference from Exhibit 10.1 to Form 8-K, dated December 9, 2010).
14.1	Wilhelmina International, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to Form 8-K, dated April 21, 2009).
21.1	List of Subsidiaries (filed herewith).
23.1	Consent of Burton, McCumber & Cortez, L.L.P. (filed herewith).
31.1	Certification of Principal Executive Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).
31.2	Certification of Principal Financial Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).
32.1	Certification of Principal Executive Officer in Accordance with Section 906 of the Sarbanes-Oxley Act (filed herewith).
32.2	Certification of Principal Financial Officer in Accordance with Section 906 of the Sarbanes-Oxley Act (filed herewith).

* Includes compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILHELMINA INTERNATIONAL, INC.
(Registrant)

Date: March 31, 2011

By: /s/ Mark E. Schwarz
Name Mark E. Schwarz
Title: Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 31st day of March 2011.

/s/ Mark E. Schwarz Mark E. Schwarz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ John P. Murray John P. Murray	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Clinton Coleman Clinton Coleman	Director
/s/ James Dvorak James Dvorak	Director
/s/ Horst-Dieter Esch Horst-Dieter Esch	Director
Brad Krassner	Director
/s/ Mark Pape Mark Pape	Director
/s/ James Roddey James Roddey	Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 0-28536

WILHELMINA INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	74-2781950 (I.R.S. Employer Identification No.)
200 Crescent Court, Suite 1400, Dallas, Texas (Address of Principal Executive Offices)	75201 (Zip Code)

Registrant's telephone number, including area code (214) 661-7488

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.01 Per Share
(Title of Class)
Series A Junior Participating Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Index

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller Reporting Company ☒
(Do not check if a smaller reporting company)	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's outstanding Common Stock held by non-affiliates of the registrant computed by reference to the price at which the Common Stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $4,151,848.

As of April 29, 2011, the registrant had 129,440,752 shares of Common Stock outstanding.

Index

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 10-K/A (the "Amendment") is to amend and restate Part III, Items 10 through 14 of our previously filed Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011 (the "Original Form 10-K"), to include information previously omitted in reliance on General Instruction G to Form 10-K, which provides that registrants may incorporate by reference certain information from a definitive proxy statement prepared in connection with the election of directors. We have determined to include such Part III information by amendment of the Original Form 10-K rather than by incorporation by reference to a definitive proxy statement. Accordingly, Part III of the Original Form 10-K is hereby amended and restated as set forth below.

There are no other changes to the Original Form 10-K other than those set forth below. This Amendment does not reflect events occurring after the filing of the Original Form 10-K, nor does it modify or update disclosures therein in any way other than as required to reflect the amendment set forth below. Among other things, forward-looking statements made in the Original Form 10-K have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Form 10-K, and such forward-looking statements should be read in their historical context.

Index

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

Annual Report on Form 10-K/A (Amendment No. 1)

For the Year Ended December 31, 2010

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth information regarding the members of the Board of Directors (the "Board") and the executive officers of Wilhelmina International, Inc. ("we," "us," "our," "Wilhelmina" or the "Company"). Our directors are elected to serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified. Our executive officers are appointed by the Board and serve until their successors have been duly appointed and qualified. Additional information regarding our directors and executive officers, including their business experience for the past five years (and in some instances for prior years) and the key attributes, experience and skills that led the Board to conclude that each person should serve as a director is set forth below.

Name	Age	Positions with the Company
Mark E. Schwarz	50	Chairman of the Board and Chief Executive Officer
Clinton Coleman	33	Director
James Dvorak	41	Director
Horst-Dieter Esch	66	Director
Brad Krassner	58	Director
Mark Pape	60	Director
James Roddey	77	Director
John Murray	42	Chief Financial Officer
Evan Stone	39	General Counsel and Secretary

Mark E. Schwarz

Mr. Schwarz has served as a director and Chairman of the Board since June 2004 and as our Chief Executive Officer since April 2009. He previously served as our Interim Chief Executive Officer beginning in October 2007 and was formally appointed our Interim Chief Executive Officer effective in July 2008. He is the

Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P. ("NCM"), a private investment management firm he founded in 1993, which is the General Partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm. Mr. Schwarz has served as Executive Chairman of the Board of Hallmark Financial Services, Inc. ("Hallmark"), a specialty property and casualty insurer, since August 2006. He served as Chief Executive Officer and President of Hallmark from 2003 to August 2006. He currently serves as Chairman of the Board of Bell Industries, Inc., a company primarily engaged in providing computer systems integration services ("Bell Industries"), and Pizza Inn, Inc., an operator and franchisor of pizza restaurants ("Pizza Inn"). He also serves on the board of directors of SL Industries, Inc., a power and data quality products manufacturer. He previously served on the boards of directors of Nashua Corporation, a manufacturer of specialty papers, labels and printing supplies ("Nashua"), from 2001 to September 2009, MedQuist Inc., a provider of clinical documentation workflow solutions in support of electronic health records, from December 2007 to August 2009, WebFinancial Corporation, a holding company with subsidiaries operating in niche banking markets, from July 2001 to December 2008, and Vesta Insurance Group, Inc., a holding company for a group of insurance companies.

With nearly 20 years of experience as an investment manager and a business executive, Mr. Schwarz brings significant leadership, financial expertise, operational skills and public company board of directors and executive experience to the Board. Through investments made by NCM and its affiliates, Mr. Schwarz has broad and substantial experience analyzing and advising public companies, including with respect to issues such as corporate governance, capital raising, capital allocation and general operational and business strategy, and has been closely involved in the operations of companies across a range of industries in both director and executive capacities. As our Chief Executive Officer, Mr. Schwarz is closely involved in all of our operations and activities.

Clinton Coleman

Mr. Coleman has served as a director since January 2011. He has served as the Chief Executive Officer of Bell Industries since January 2010, and has been a director since January 2007. Mr. Coleman has served as a Vice President of NCM since July 2005. Mr. Coleman previously served as the Interim Chief Executive Officer of Bell Industries from July 2007 to January 2010 and the Interim Chief Financial Officer of Pizza Inn from July 2006 to January 2007. Prior to joining NCM, Mr. Coleman served as a portfolio analyst with Lockhart Capital Management, L.P., an investment partnership, from October 2003 to June 2005. From March 2002 to October 2003, Mr. Coleman served as an associate with Hunt Investment Group, L.P., a private investment group. Previously, Mr. Coleman was an associate director with the Mergers & Acquisitions Group of UBS. Mr. Coleman is also a director of Pizza Inn and several privately held companies. During the past five years, Mr. Coleman also served as a director of Nashua.

Mr. Coleman brings to the Board extensive experience in investment management and the management of publicly traded and privately held companies engaged in a wide range of industries, including in capacities as director, chief executive officer and chief financial officer. As an investment banker and investment professional, Mr. Coleman also has a strong background analyzing and advising public companies, as well as significant transactional experience.

James Dvorak

Mr. Dvorak has served as a director since January 2011. He has served as a Vice President of NCM since January 2008. Mr. Dvorak served as a consultant and subsequently a Senior Investment Analyst with Falcon Fund Management, a Dallas-based investment firm, from September 2006 to December 2007, and as a Vice President with Fagan Capital, an investment firm located in Irving, Texas, from 1999 to June 2006. Previously, Mr. Dvorak was with Koch Industries, a diversified energy, chemicals and materials provider, as Chief Financial Officer of a business unit and as a board member of a Koch affiliate. Mr. Dvorak has additional experience as a management consultant with Booz Allen & Hamilton in Chicago, Illinois.

Mr. Dvorak brings nearly 20 years of experience as a business executive and professional investor. As a management consultant, Mr. Dvorak was involved in business strategy evaluation and development, new business development, acquisition due diligence, and reorganizations of Fortune 500 businesses. As a financial executive and investment professional, Mr. Dvorak has developed strong skills in business development, financial and operational analysis, capital structure issues, capital allocation, and strategy development and evaluation.

Horst-Dieter Esch

Mr. Esch has served as a director since February 2010. He is a private investor and, since 2008, the Chairman of USA Team Handball, the national governing body for the Olympic sport of handball ("USA Team Handball"). From February 2009 through December 2009, Mr. Esch was a consultant to the Company. Mr. Esch was a principal owner and Chairman of Wilhelmina International Ltd. ("Wilhelmina Ltd.") and its affiliated companies prior to their sale to the Company in February 2009.

With over 21 years in the model management and artist management businesses, Mr. Esch brings deep experience in the Company's industry to the Board, together with strong leadership, business strategy and business development skills. Given his long time involvement in the modeling industry, Mr. Esch brings a valuable perspective and industry relationships to the Board. In addition, as a former principal owner, Chairman and an officer of the operating subsidiaries of the Company, Mr. Esch is strongly familiar with all aspects of their businesses.

Brad Krassner

Mr. Krassner has served as a director since February 2010. He is a private investor and, since 2001, has been the Chief Executive Officer of Rich Media Worldwide, a software development company that markets a proprietary "Realvu" ad serving technology. Mr. Krassner is also President of USA Team Handball. Mr. Krassner was a principal owner of, and consultant to, Wilhelmina Ltd. and its affiliated companies prior to their sale to the Company in February 2009.

With over 25 years in the entertainment and artist management businesses (including model management), Mr. Krassner brings deep experience in the Company's industry to the Board, together with strong leadership and business strategy skills. In addition, Mr. Krassner has significant transactional, operational and public company experience through the various businesses that he owned or has been affiliated with, including Magicworks Entertainment Incorporated, a promoter and merchandiser of theatrical shows and other live entertainment that Mr. Krassner ran as Chief Executive Officer and took public in 1996. As a former principal owner of the operating subsidiaries of the Company, Mr. Krassner is strongly familiar with all aspects of their businesses.

Mark Pape

Mr. Pape has served as a director since January 2011. He has served as the Chairman of the Board of H2Options, Inc., a start-up water conservation design/installation firm, since September 2009, and as the Chief Financial Officer of Oryon Technologies, LLC, a privately-held technology company, since October 2010. Mr. Pape served as a partner at Tatum LLC, an executive services firm, from August 2008 through November 2009. From November 2005 to December 2007, Mr. Pape served as Executive Vice President and Chief Financial Officer at Affirmative Insurance Holdings, Inc., a publicly-traded property and casualty insurance company specializing in non-standard automobile insurance, and served on its board of directors and audit committee from July 2004 to November 2005. Mr. Pape served as the Chief Financial Officer of HomeVestors of America, Inc., a franchisor of home acquisition services, from September 2005 to November 2005, as President and Chief Executive Officer of R.E. Technologies, Inc., a provider of software tools to the housing industry, from April 2002 to May 2005, and as Senior Vice President and Chief Financial Officer of LoanCity.com, a start up e-commerce mortgage bank, from May 1999 to June 2001. Mr. Pape was a member of the board of directors of Specialty Underwriters'

Alliance, Inc., a publicly-traded specialty property and casualty insurance company, from July 2009 through November 2009.

With strong experience as a business executive, Mr. Pape brings significant leadership, operational skills and public company board of directors and executive experience to the Board. In addition, Mr. Pape's strong background in finance and financial services, including his significant transactional experience, bolsters the Company's experience in these areas and will be particularly helpful to the Company as it grows.

James Roddey

Mr. Roddey has served as a director since January 2011. He has served as Principal of McCrory & McDowell LLC, a provider of financial, business and management consulting services, since September 2007. Mr. Roddey was a Partner at the Hawthorne Group, an investment and management company, from January 2004 to September 2007 (and previously from 1978 to 2000). Prior to the Hawthorne Group, from January 2000 to January 2004, Mr. Roddey served as the Chief Executive of Allegheny County, Pennsylvania. Mr. Roddey was a director of SEEC, Inc., a software provider for the insurance and financial services industry, from August 2005 to November 2008. Earlier in his career, Mr. Roddey served as President and a director of Turner Communications, Inc. and Rollins Communication, Inc. and, while associated with the Hawthorne Group, President and Chief Executive Officer of Pittsburgh Outdoor Advertising, Gateway Outdoor Advertising and International Sports Marketing, among other companies.

With over 40 years in the media and advertising industries (including at leading companies such as Turner Communications and Rollins Communication), Mr. Roddey brings to our Board deep experience in an industry closely tied to the Company's business, as well as a number of relevant skills including leadership, finance and executive skills. Through investments made by the Hawthorne Group and various public company directorships he has held during his career, Mr. Roddey also has significant experience analyzing and advising public companies. In addition, Mr. Roddey has specific experience in talent representation, through his former association with International Sports Marketing.

John Murray

Mr. Murray has served as our Chief Financial Officer since June 2004. He also served as a director from February 2009 through January 2011. Mr. Murray has served as the Chief Financial Officer of NCM since January 2003. From 1995 until 2002, Mr. Murray was a Certified Public Accountant engaged in his own private practice in Dallas, Texas. From 1991 until 1995, Mr. Murray served as an accountant with Ernst & Young, LLP. Mr. Murray has been a Certified Public Accountant since 1992.

Evan Stone

Mr. Stone has served as our General Counsel since April 2009 and as our Secretary since July 2008. He also served as a director from February 2009 through January 2011. Mr. Stone is a principal of Lee & Stone, LLP, a law firm providing services to the investment community, founded in July 2009. Mr. Stone served as Vice President and General Counsel of NCM from May 2006 to July 2009. Prior to joining NCM, from June 2003 to April 2006 and from 1997 to 1999, he served as a mergers and acquisitions attorney at the law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York. In 2002, Mr. Stone served as Vice President, Corporate Development at Borland Software Inc., a provider of software application lifecycle products. From 2000 to 2001, Mr. Stone was a member of the investment banking department of Merrill Lynch & Co. Mr. Stone is currently a director of Applied Minerals Inc., a nanomaterials producer.

Family Relationships Among Directors and Executive Officers

There are no family relationships among our directors or executive officers.

Arrangements Regarding Nominations for Election to the Board

We were required to nominate the following persons for election to the Board at our Annual Meeting of Stockholders held on February 5, 2009 (the "2009 Annual Meeting") pursuant to the acquisition agreement (the "Acquisition Agreement") entered into in connection with our acquisition of Wilhelmina Ltd. and certain of its affiliates (the "Acquisition"), which was consummated in February 2009: Mark E. Schwarz, Jonathan Bren, James Risher, one designee of Dieter Esch, one designee of Brad Krassner and two designees of Newcastle. Mr. Esch's initial designee was Dr. Hans-Joachim Boehlk, Mr. Krassner's initial designee was Derek Fromm, and Newcastle's initial designees were John Murray and Evan Stone. Each of Messrs. Schwarz, Bren, Risher, Fromm, Murray and Stone and Dr. Boehlk were elected to the Board at the 2009 Annual Meeting.

Pursuant to a mutual support agreement entered into in connection with the Acquisition (the "Mutual Support Agreement"), Mr. Esch, his affiliate Lorex Investments AG ("Lorex"), Mr. Krassner, his affiliate Krassner Family Investments Limited Partnership ("Krassner L.P." and together with Mr. Esch, Lorex and Mr. Krassner, the "Control Sellers") and Newcastle agreed, effective upon the closing of the Acquisition, that, among other things, each of the parties would (a) use their commercially reasonable efforts to cause their representatives serving on the Board to vote to nominate and recommend the election of their designees and, in the event the Board will appoint directors without stockholder approval, to use their commercially reasonable efforts to cause their representatives on the Board to appoint their designees to the Board, (b) vote their shares of Common Stock to elect their designees at any meeting of our stockholders or pursuant to any action by written consent in lieu of a meeting pursuant to which directors are to be elected to the Board, and (c) not to propose, and to vote their shares of Common Stock against, any amendment to our Certificate of Incorporation or Bylaws, or the adoption of any other corporate measure, that frustrates or circumvents the provisions of the Mutual Support Agreement with respect to the election of their designees. The obligations of the parties under the Mutual Support Agreement terminate upon the earlier of (a) the written agreement of all of the parties or (b) the date on which two of the three groups of parties to the Mutual Support Agreement (Mr. Esch and his affiliates as one group, Mr. Krassner and his affiliates as another group, and Newcastle as another group) each owns less than 5% of the Common Stock outstanding.

On November 18, 2009 and November 19, 2009, respectively, Dr. Boehlk and Mr. Fromm resigned as directors of the Company. Messrs. Esch and Krassner later designated themselves as their respective designees pursuant to the Mutual Support Agreement. On February 4, 2010, the Board appointed Messrs. Esch and Krassner to serve as directors.

On October 18, 2010, Newcastle and the Control Sellers entered into an Amendment to the Mutual Support Agreement (the "MSA Amendment") for the purpose of providing a procedure for the nomination, election and removal of independent members of the Board.

Pursuant to the MSA Amendment, the parties agreed (a) to cause their representatives serving on the Board to vote to nominate and recommend the election of (i) one individual (the "NP Independent Representative") selected by Messrs. Esch and Krassner from a list of at least four Qualifying Unaffiliated Individuals (as defined below) pre-approved by Newcastle (two of whom are required to be Enhanced QUIs (as defined below)) and (ii) one individual (the "Seller Independent Representative" and together with the NP Independent Representative, the "Independent Designees") selected by Newcastle from a list of at least four Qualifying Unaffiliated Individuals pre-approved by Messrs. Esch and Krassner (two of whom are required to be Enhanced QUIs) and, in the event the Board will appoint directors without stockholder approval, to cause their representatives on the Board to appoint applicable Independent Designee(s) to the Board (including to fill any vacancy caused by the death, incapacity, resignation or removal of an applicable Independent Designee), (b) to vote their shares of Common Stock to elect the Independent Designees at any meeting of the Company's stockholders or pursuant to any action by written

consent in lieu of meeting pursuant to which directors are to be elected to the Board, and (c) to vote against and not to propose the removal of either Independent Designee unless both parties vote for such removal.

For purposes of the MSA Amendment, (a) a "Qualifying Unaffiliated Individual" generally means an individual that (i) meets the director independence standards of The NASDAQ Stock Market LLC ("Nasdaq"), (ii) is not an affiliate of the parties or the Company or a holder of 5% or more of any class of equity interests in the parties or any of their affiliates (other than the Company) and (iii) has or maintains no Economic Relationship (as defined below) with any of the parties, the Company or any affiliate thereof, (b) an individual is generally considered to have an "Economic Relationship" with another person if such individual (or any affiliate thereof) receives (or has received in the prior five years) a material direct financial benefit from such other person (e.g., material salary or fees, material contractual payments under a commercial contract, equity or debt investment proceeds, etc.), (c) an "Enhanced QUI" generally means an individual that (i) meets the Qualifying Unaffiliated Individual standard and, in addition, (ii) is not a Close Long Time Personal Friend (as defined below) of the party pre-approving such individual, (d) a "Close Long Time Personal Friend" of a pre-approving party generally means an individual who has had Meaningful Social Contact (as defined below) on at least a monthly basis for at least ten months out of every year starting 1990 or earlier up to the present with Messrs. Krassner or Esch (if Messrs. Krassner and Esch are the pre-approving parties) or with Messrs. Schwarz, Murray or Stone (if Newcastle is the pre-approving party), and (e) "Meaningful Social Contact" generally means in-person, pre-arranged (between the relevant principals and the Close Long Time Personal Friend) social contact that is one-on-one or involves a group of no more than 10 people and which (i) focuses principally on non-professional and non-business related topics and (ii) occurs in a non-professional setting (e.g., residential setting, restaurant, etc.); provided that, without limitation, (A) any spontaneous contact (e.g., "running into" each other) in any location (whether or not occurring with frequency) and (B) contact occurring in larger group social setting or event not organized by a relevant principal or the Close Long Time Personal Friend or spouse of either or Close Long Time Personal Friend of both (e.g., a party at a third party's home or club, a class, football game, concert, etc.) are expressly excluded as "Meaningful Social Contact."

Pursuant to the MSA Amendment, the parties agreed to an annual selection process with respect to the Independent Designees. Under the MSA Amendment, a list of pre-approved nominees meeting the applicable standards (a) was required to be delivered to the other party (i) with respect to the last Annual Meeting of Stockholders held in January 2011 (the "Prior Annual Meeting"), no later than the date that was one week from the date of execution of the MSA Amendment and (ii) with respect to the next Annual Meeting of Stockholders in 2011, no later than February 15, 2011, and (b) is required to be delivered to the other party with respect to each Annual Meeting of Stockholders thereafter, no later than the date that is 75 calendar days prior to the mailing date of the proxy statement for the prior year's annual meeting. The MSA Amendment also contains procedures for the re-nomination of Independent Designees who were previously appointed or elected to the Board in lieu of the annual selection process. On December 9, 2010, the parties agreed by mutual consent to delay the selection date for the Independent Designees for the Prior Annual Meeting to December 21, 2010.

Mark Pape (selected from a list pre-approved by Newcastle) and James Roddey (selected from a list pre-approved by Messrs. Esch and Krassner) were selected as the Independent Designees for the Prior Annual Meeting.

In addition to the obligations set forth above, the parties also agreed under the MSA Amendment (a) to vote against and not to propose (i) any amendment to the Certificate of Incorporation or Bylaws or the adoption of any other corporate measure that (A) reduces or fixes the size of the Board below seven directors or increases or fixes the size of the Board in excess of seven directors or (B) provides that directors shall be elected other than on an annual basis and (b) not to seek to advise, encourage or influence (or form, join or in any way participate in any "group" or act in concert with) any other person with respect to the voting of any Company voting securities

inconsistent with the foregoing. Pursuant to the MSA Amendment, the parties also agreed that, beginning with the Prior Annual Meeting and so long as the Mutual Support Agreement remains in effect, the parties will cause their representatives on the Board to vote to maintain the size of the Board at seven directors, unless otherwise agreed to by the respective Board designees of the parties.

Effective upon the date of the Prior Annual Meeting, Newcastle designated Messrs. Coleman and Dvorak as its designees pursuant to the Mutual Support Agreement (replacing Messrs. Murray and Stone).

Although the Company is not a party to the Mutual Support Agreement, the Board unanimously approved the nomination of each of the designees thereunder for election to the Board at the Prior Annual Meeting.

Audit Committee

The Board has a separately-designated Audit Committee (the "Audit Committee"). The Audit Committee, among other things, meets with our independent registered public accounting firm and management representatives, recommends to the Board appointment of an independent registered public accounting firm, approves the scope of audits and other services to be performed by the independent registered public accounting firm, considers whether the performance of any professional services by the independent registered public accounting firm other than services provided in connection with the audit function could impair the independence of the independent registered public accounting firm, and reviews the results of audits and the accounting principles applied in financial reporting and financial and operational controls. The independent registered public accounting firm has unrestricted access to the Audit Committee and vice versa.

The Audit Committee is comprised of Mark Pape (Chairman) and James Roddey. Both Mr. Pape and Mr. Roddey are "independent," as independence for Audit Committee members is defined under the listing standards of The NASDAQ Stock Market LLC ("Nasdaq"). The Board has determined that each of Messrs. Pape and Roddey qualify as an "audit committee financial expert," as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Code of Conduct and Ethics

Effective April 15, 2009, the Board adopted a revised Code of Business Conduct and Ethics (the "Code of Ethics") that amended and restated our previous code of ethics. The Code of Ethics sets forth legal and ethical standards of conduct for our directors, officers and employees and includes provisions specifically designed to help and guide our directors, officers and employees to: (i) avoid violations of laws, rules and regulations and promote disclosure to us of any such violations that become known; (ii) refrain from engaging in any activity or having a personal interest that presents a "conflict of interest" and promote disclosure to us of any such "conflicts of interest"; (iii) avoid violations of insider trading laws; (iv) maintain the confidentiality of confidential information entrusted to them in connection with their position with, or service to, us; (v) endeavor to deal honestly, ethically and fairly with our suppliers, customers, competitors and employees; (vi) protect our assets and refrain from using our assets and services for personal benefit; (vii) comply with applicable law and our policy regarding gifts, gratuities, favors and business entertainment expenses; (viii) accurately report all business transactions and accurately maintain our books, records and accounts in accordance with applicable regulations and standards; (ix) disclose concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters; (x) avoid making any direct or indirect materially false or misleading statements to an accountant in connection with any audit, review or examination of our financial statements and avoid any direct or indirect action to coerce, manipulate, mislead or fraudulently influence any independent public or certified public accountant engaged in the performance of an audit or review of our financial statements; and (xi) comply with reporting and compliance procedures under the Code of Ethics. The Code of Ethics also sets forth procedures to obtain waivers of the Code of Ethics, as well as to amend and disseminate the Code of Ethics. The Code of Ethics is available at the Investor Relations section of our website, www.wilhelmina.com/investor_relations.cfm.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on a review of the copies of the Section 16(a) reports furnished to us and written representations that no other reports were required during the fiscal year ended December 31, 2010, we believe that our directors, executive officers and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements during fiscal 2010, except as set forth below.

On December 16, 2010, Mr. Krassner filed a Statement of Changes in Beneficial Ownership on Form 4 which did not timely report the purchase of a total of 75,000 shares of Common Stock on December 13, 2010.

On January 6, 2011, Mr. Esch filed a Statement of Changes in Beneficial Ownership on Form 4 which did not timely report the following purchases of Common Stock: (i) 100,000 shares on December 17, 2010, (ii) 200,000 shares on December 23, 2010, and (iii) 20,000 shares on December 31, 2010.

Item 11. Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our Chief Executive Officer, Chief Financial Officer and General Counsel for each of the last two years. We refer to these executive officers as our "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Mark E. Schwarz	2010	175,000	-	175,000
Chief Executive Officer (1)	2009	87,500	7,000(2)	94,500
John Murray	2010	279,167	-	279,167
Chief Financial Officer	2009	102,083	-	102,083
Evan Stone	2010	145,833	-	145,833
General Counsel and Secretary (3)	2009	72,916	-	72,916

(1) Mr. Schwarz has served as our Chief Executive Officer since April 2009. Mr. Schwarz previously functioned as our Interim Chief Executive Officer beginning in October 2007 and was formally appointed our Interim Chief Executive Officer effective in July 2008.

(2) Represents compensation paid to Mr. Schwarz for his service as a director.

(3) Mr. Stone has served as our General Counsel since April 2009 and as our Secretary since July 2008. Mr. Stone was first deemed to be an executive officer in April 2009.

Employment Agreements and Arrangements

Messrs. Schwarz, Murray and Stone are employed on an "at will" basis and do not have employment, severance or change in control agreements with the Company.

Potential Payments Upon Termination or Change in Control

We have no plans or other arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement or change in control) or other events following a change in control.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth certain information regarding equity awards held by the Named Executive Officers as of December 31, 2010.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark E. Schwarz	100,000	0	0.28	6/21/11
John Murray	50,000	0	0.28	6/18/14
Evan Stone	-	-	-	-

Director Compensation

For the fiscal year ended December 31, 2010, each of our non-employee directors was entitled to compensation consisting of $28,000 in fees, stock options to purchase 100,000 shares of common stock, or a combination of stock and options. Mr. Schwarz was also entitled to director compensation in 2009, at the same rate as the non-employee directors, while he was acting as our Interim Chief Executive Officer without pay. Mr. Schwarz ceased being entitled to director compensation when he was appointed our Chief Executive Officer in April 2009. Each of our non-employee directors elected to receive their annual compensation for 2010 all in cash.

The following table sets forth information with respect to compensation earned by or awarded to each non-employee director who served on the Board during the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Horst-Dieter Esch (1)	21,000	-	21,000
Brad Krassner (1)	21,000	-	21,000
Clinton Coleman (2)	-	-	-
James Dvorak (2)	-	-	-
Mark Pape (2)	-	-	-

James Roddey (2)	-	-	-

(1) Appointed to the Board in February 2010.

(2) Elected to the Board in January 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the number of shares of our Common Stock beneficially owned as of April 29, 2011 by:

- each person who is known by us to beneficially own 5% or more of our Common Stock;
- each of our directors and named executive officers; and
- all of our directors and executive officers as a group.

As of April 29, 2011, 129,440,752 shares of our Common Stock were outstanding. Unless otherwise indicated, the Common Stock beneficially owned by a holder includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by such holders, and also includes options to purchase shares of our common stock exercisable within 60 days of April 29, 2011. Except as otherwise set forth below, the address of each of the persons or entities listed in the table is c/o Wilhelmina International, Inc., 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Name of Beneficial Owner	Common Stock Shares	Common Stock %(1)
5% or Greater Stockholders		
Newcastle Partners, L.P. (2)	34,064,466(3)	26.3
Lorex Investments AG (4)	29,482,553(5)	22.8
Krassner Family Investments Limited Partnership (6)	30,599,757(7)	23.6
Directors and Named Executive Officers		
Mark E. Schwarz	34,164,466(8)	26.4
Clinton Coleman	0	-
James Dvorak	0	-
Horst-Dieter Esch	29,582,553(9)	22.9
Brad Krassner	30,699,757(10)	23.7
Mark Pape	0	-
James Roddey	0	-
John Murray	50,000(11)	*
Evan Stone	0	-
All directors and executive officers as a group (nine persons)	94,496,776(12)	72.9

* Less than 1%

(1) Based on 129,440,752 shares of Common Stock outstanding as of April 29, 2011. With the exception of shares that may be acquired by employees pursuant to our 401(k) retirement plan, a person is deemed to be the beneficial owner of Common Stock that can be acquired within 60 days of April 29, 2011 upon the exercise of options. Each beneficial owner's percentage ownership of Common Stock is determined by assuming that options that are held by such person, but not those held by any other person, and that are exercisable within 60 days of April 29, 2011 have been exercised.

(2) The business address of Newcastle is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

(3) Consists of shares of Common Stock held by Newcastle, as disclosed in Amendment No. 6 to a Schedule 13D filed with the SEC on October 21, 2010. NCM, as the general partner of Newcastle, may be deemed to beneficially own the shares held by Newcastle. Newcastle Capital Group, L.L.C. ("NCG"), as the general partner of NCM, which in turn is the general partner of Newcastle, may be deemed to beneficially own the shares held by Newcastle. Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of Newcastle, may also be deemed to beneficially own the shares held by Newcastle. Each of NCM, NCG and Mr. Schwarz disclaims beneficial ownership of the shares held by Newcastle except to the extent of their pecuniary interest therein.

(4) The business address of Lorex is c/o Mattig-Suter und Partner, Bahnhofstrasse 28, Schwyz, CH-6431, Switzerland.

(5) Consists of shares of Common Stock held by Lorex, as disclosed in a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC by Dieter Esch on December 16, 2010. Mr. Esch is the sole stockholder of Lorex and Peter Marty is the sole officer and director of Lorex. Mr. Esch and Mr. Marty share voting and dispositive power over the shares held by Lorex. Mr. Marty has no pecuniary interest in the shares held by Lorex.

(6) The business address of Krassner L.P. is 31 East Rivo Alto, Miami Beach, Florida 33139.

(7) Consists of shares of Common Stock held by Krassner L.P., as disclosed in a Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC by Brad Krassner on December 16, 2010. Krassner Investments, Inc. ("Krassner Inc.") is the general partner of Krassner L.P. and therefore has voting and dispositive power over these shares. Krassner Inc. disclaims any pecuniary interest in these shares except to the extent of its ownership interest in Krassner L.P. (it owns a 1% interest in Krassner L.P.). Mr. Krassner is the President, Director and sole stockholder of Krassner Inc. Mr. Krassner, individually, and the Krassner Family Investment Trust ("Krassner Trust") are the limited partners of Krassner L.P. Mr. Krassner's children are the beneficiaries of the Krassner Trust and his mother is a trustee of the Krassner Trust. Mr. Krassner and the Krassner Trust disclaim any pecuniary interest in these shares except to the extent of their ownership interest therein (Mr. Krassner owns an 83.5% limited partnership interest in Krassner L.P. and the Krassner Trust owns a 15.5% limited partnership interest in Krassner L.P.). By virtue of his position with Krassner L.P., Mr. Krassner has the sole power to vote and dispose of the shares owned by Krassner L.P.

(8) Consists of 100,000 shares of Common Stock issuable upon the exercise of options held by Mark Schwarz individually and 34,064,466 shares held by Newcastle. Mr. Schwarz may be deemed to beneficially own the shares held by Newcastle by virtue of his power to vote and dispose of such shares. Mr. Schwarz disclaims beneficial ownership of the shares held by Newcastle except to the extent of his pecuniary interest therein.

(9) Consists of 100,000 shares of Common Stock held by Dieter Esch and 29,482,553 shares of Common

Stock held by Lorex. Mr. Esch is the sole stockholder of Lorex and Peter Marty is the sole officer and director of Lorex. Mr. Esch and Mr. Marty share voting and dispositive power over the shares held by Lorex. Mr. Marty has no pecuniary interest in the shares held by Lorex.

(10) Consists of 100,000 shares of Common Stock held by Brad Krassner and 30,599,757 shares of Common Stock held by Krassner L.P. Krassner Inc. is the general partner of Krassner L.P. and therefore has voting and dispositive power over these shares. Krassner Inc. disclaims any pecuniary interest in these shares except to the extent of its ownership interest in Krassner L.P. (it owns a 1% interest in Krassner L.P.). Mr. Krassner is the President, Director and sole stockholder of Krassner Inc. Mr. Krassner, individually, and the Krassner Trust are the limited partners of Krassner L.P. Mr. Krassner's children are the beneficiaries of the Krassner Trust and his mother is a trustee of the Krassner Trust. Mr. Krassner and the Krassner Trust disclaim any pecuniary interest in these shares except to the extent of their ownership interest therein (Mr. Krassner owns an 83.5% limited partnership interest in Krassner L.P. and the Krassner Trust owns a 15.5% limited partnership interest in Krassner L.P.). By virtue of his position with Krassner L.P., Mr. Krassner has the sole power to vote and dispose of the shares owned by Krassner L.P.

(11) Consists of shares of Common Stock issuable upon the exercise of options held by John Murray individually. Mr. Murray is the Chief Financial Officer of NCM. Mr. Murray disclaims beneficial ownership of the 34,064,466 shares held by Newcastle.

(12) Consists of 94,346,776 shares of Common Stock and 150,000 shares of Common Stock issuable upon the exercise of options.

Equity Compensation Plan Information

We previously adopted the 1996 Employee Comprehensive Stock Plan ("Comprehensive Plan") and the 1996 Non-Employee Director Plan (the "Director Plan") under which our officers, employees and affiliates, and our non-employee directors, respectively, were eligible to receive stock option grants. Our employees were also eligible to receive restricted stock grants under the Comprehensive Plan. We previously reserved 14,500,000 and 1,300,000 shares of Common Stock for issuance pursuant to the Comprehensive Plan and the Director Plan, respectively. The Comprehensive Plan and the Director Plan expired on July 10, 2006, and therefore we are no longer permitted to grant new options under either plan. The expiration of the Comprehensive Plan and the Director Plan does not affect outstanding option grants, which will expire in accordance with their terms.

The following table summarizes the equity compensation plans under which Common Stock may be issued as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	150,000	$ 0.28	0
Equity compensation plans not approved by security holders	-	-	-

Total	150,000	$ 0.28	0

Item 13. Certain Relationships and Related Transactions, and Director Independence

Review, Approval or Ratification of Transactions with Related Persons

The Board reviews all relationships and transactions with Wilhelmina in which our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. The Board is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether Wilhelmina or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our Annual Report on Form 10-K and our proxy statement with respect to the election of directors. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a related party transaction to be disclosed, the Audit Committee considers: (i) the nature of the related person's interest in the transaction, (ii) the material terms of the transaction, including, without limitation, the amount and type of transaction, (iii) the importance of the transaction to the related person, (iv) the importance of the transaction to Wilhelmina, (v) whether the transaction would impair the judgment of a director or executive officer to act in the best interest of Wilhelmina and (vi) any other matters the Audit Committee deems appropriate.

Any member of the Board who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Board or committee that considers the transaction.

Transactions with Related Persons

Transactions with Newcastle and its Affiliates

Our corporate headquarters is currently located at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, which is also an office of NCM. Pursuant to an oral agreement, we previously occupied a portion of NCM's office space on a month-to-month basis at no charge, and received accounting and administrative services from employees of NCM at no charge. Effective October 1, 2006, the parties formalized this arrangement by executing a services agreement. Pursuant to the services agreement, we continue to occupy a portion of NCM's office space on a month-to-month basis at $2,500 per month and incur additional fees to NCM for accounting and administrative services provided by employees of NCM. During the fiscal years ended December 31, 2010 and 2009, we incurred fees (including the payments for the NCM office space) of approximately $30,000 and $56,000, respectively, under the services agreement.

On August 25, 2008, concurrently with the execution of the Acquisition Agreement, we entered into a purchase agreement with Newcastle for the purpose of obtaining financing to complete the Acquisition (the "Equity Financing Agreement"). Pursuant to the Equity Financing Agreement, upon the closing of the Acquisition, we sold to Newcastle $3,000,000 (12,145,749 shares) of Common Stock at $0.247 per share, or approximately (but slightly higher than) the per share price applicable to the Common Stock issuable under the Acquisition Agreement. In addition, under the Equity Financing Agreement, Newcastle committed to purchase, at our election at any time or times prior to six months following the closing of the Acquisition, up to an additional $2,000,000 (8,097,166 shares) of Common Stock on the same terms. This election right expired on August 13, 2009. The Equity Financing Agreement was approved by an independent special committee of the Board (the "Special Committee") on August

18, 2008 and recommended to the full Board for approval. The Board approved the Equity Financing Agreement on the recommendation of the Special Committee on August 20, 2008.

Concurrently with the closing of the Equity Financing Agreement, and as a condition thereto, the parties entered into a registration rights agreement, pursuant to which Newcastle was granted certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issuable under the Equity Financing Agreement.

Mr. Schwarz, our Chief Executive Officer and Chairman of the Board, is the Chairman, Chief Executive Officer and Portfolio Manager of NCM, which is the General Partner of Newcastle. Mr. Murray, our Chief Financial Officer, is the Chief Financial Officer of NCM. Mr. Stone, our General Counsel, is a former Vice President and General Counsel of NCM.

Transactions with Messrs. Esch and Krassner

Under the Acquisition Agreement, Mr. Esch, Lorex, Mr. Krassner and Krassner L.P. (the "Control Sellers") received $14,521,967 in cash (including $6,000,000 received by Krassner L.P. in repayment of an outstanding note held by Krassner L.P.) and $7,609,336 (63,411,131 shares) of Common Stock upon the consummation of the Acquisition (based on the closing price of the shares on such date). The purchase price was subject to certain post-closing adjustments, which were to be effected against 18,811,687 shares (the "Restricted Shares") of Common Stock issued to the Control Sellers that were held in escrow pursuant to the Acquisition Agreement in respect of the "core" business price adjustment. The Control Sellers also had the right to receive earn out payments, subject to certain offsets, based on the operating results of Wilhelmina Artist Management, LLC ("WAM") and Wilhelmina Miami, Inc. ("Wilhelmina Miami"), our wholly owned subsidiaries, for the three year period beginning January 1, 2009.

After the closing of the Acquisition, the parties became engaged in a dispute relating to a purchase price adjustment being sought by the Company in connection with the Acquisition and other related matters. On October 18, 2010, Newcastle and the Control Sellers entered into a Global Settlement Agreement (the "Settlement Agreement") which provided that (a) all of the Restricted Shares were released to the Control Sellers, (b) all the Company's future earn-out obligations relating to WAM were cancelled and (c) (i) approximately 39% (representing the amount that would otherwise be paid to Krassner L.P.) of the first $2 million of the Company's earn-out obligations relating to the operating results of Wilhelmina Miami (the "Miami Earnout") was cancelled and (ii) approximately 69% (representing the amounts that would otherwise be paid in the aggregate to Krassner L.P. and Lorex) of any such Miami Earnout obligation over $2 million was cancelled. With respect to any portion of the Miami Earnout that may become payable, the Company further agreed not to assert any setoff thereto in respect of (a) any negative closing net asset adjustment determined under the Acquisition Agreement or (b) any divisional loss in respect of WAM. The Miami Earnout is based on the three year average of audited Wilhelmina Miami EBITDA beginning January 1, 2009 multiplied by 7.5, payable in cash or stock (at the Control Seller's election). The Settlement Agreement also provided for the dismissal of then pending litigation between the Company and the Control Sellers regarding the Restricted Shares and the withdrawal of indemnification claims under the Acquisition Agreement and the entering into of the MSA Amendment. The Company also agreed to reimburse certain documented legal fees (not to exceed $300,000) of the Control Sellers.

The Control Sellers are also parties to a registration rights agreement entered into in connection with the Acquisition Agreement, pursuant to which the Control Sellers, among others, obtained certain demand and piggyback registration rights with respect to the Common Stock issued to them under the Acquisition Agreement.

On February 13, 2009, in order to facilitate the closing of the Acquisition Agreement, we entered into that certain letter agreement with Mr. Esch (the "Esch Letter Agreement"), pursuant to which Mr. Esch agreed that $1,750,000 of the cash proceeds to be paid to him at the closing of the Acquisition Agreement would instead be held in escrow. Under the terms of the Esch Letter Agreement, all or a portion of such amount held in escrow was required to be used to satisfy the indebtedness of Wilhelmina Ltd. to Signature Bank in connection with its credit facility with Signature Bank (the "Credit Facility") upon the occurrence of specified events including, but not limited to, written notification by Signature Bank to Wilhelmina Ltd. of the termination or acceleration of the Credit Facility. Any amount remaining was required to be released to Mr. Esch upon the replacement or extension of the Credit Facility, subject to certain requirements set forth in the Esch Letter Agreement. The Esch Letter Agreement also provided that in the event any portion of the proceeds is paid from escrow to Signature Bank, we will promptly issue to Mr. Esch, in replacement thereof, a promissory note in the principal amount of the amount paid to Signature Bank.

On December 30, 2009, Signature Bank delivered a demand letter (the "Demand Letter") to us and Wilhelmina Ltd., requesting the immediate payment of all outstanding principal and accrued interest in the aggregate amount of approximately $2,019,000 under the Credit Facility. The delivery of the Demand Letter requesting mandatory repayment of principal under the Credit Facility triggered a "Bank Payoff Event" under the Esch Letter Agreement. Accordingly, pursuant to the terms of the Esch Letter Agreement, the aggregate amount of $1,750,000 that was held in escrow was released and paid to Signature Bank (the "Escrow Payoff") and the Company issued to Mr. Esch a promissory note in the principal amount of $1,750,000 (the "Esch Note"). Interest is payable in arrears on a monthly basis. For the calendar year 2010, interest on the outstanding principal balance of the Esch Note accrued at the "Weighted Average Loan Document Rate" (as defined below), which equaled approximately 3.83%. The "Weighted Average Loan Document Rate" was calculated using a weighted average formula based on the rates applicable to the principal amounts outstanding for each of the two components of the Credit Facility - revolver ($2,000,000 principal outstanding at December 30, 2009 at a rate of prime plus 0.5%) and term loan ($26,000 principal outstanding at December 30, 2009 at a rate of 6.65%) - prior to release of the escrow. Principal under the Esch Note was to be repaid in quarterly installments of $250,000 until the Esch Note is paid in full, with outstanding principal balance of the Esch Note, together with all accrued, but unpaid interest thereon, due and payable on December 31, 2010.

Through April 29, 2011, the total amount of principal and interest paid to Mr. Esch under the Esch Note was $1,550,000 and $70,679, respectively.

On December 7, 2010, the Company and Mr. Esch entered into an Amendment to the Esch Note (the "Note Amendment"). Under the Note Amendment, (a) the maturity date of the Esch Note was extended to June 30, 2011 (from December 31, 2010), (b) commencing January 1, 2011, the interest rate on outstanding principal under the Esch Note increased to 9.0% per annum (from a weighted average rate approximating 3.83%) and (c) installment payments of remaining principal under the Esch Note will be paid as follows: (i) $400,000 on March 31, 2011; and (ii) $200,000 on June 30, 2011. In addition, an installment of $400,000 was paid on December 31, 2010 pursuant to the Note Amendment.

In the event that the Company closes a new revolving bank or debt facility, which provides the Company with committed working capital financing, the Company is required to pay down the Esch Note in the amount of the funds that we initially draw under such new facility at the closing of such facility. The Esch Note is unsecured and is pre-payable by the Company at any time without penalty or premium.

In September 2009, we entered into a consulting agreement with Mr. Esch pursuant to which Mr. Esch would serve as a consultant for $150,000 per annum, which agreement was terminated in December 2009. Mr. Esch received a total of $37,500 in consulting fees under this arrangement.

Mr. Esch also provides a personal guarantee of our corporate American Express card.

Director Independence

Annually, as well as in connection with the election or appointment of a new director to the Board, the Board considers the business and charitable relationships between it and each director and determines whether such director is "independent" under Nasdaq's listing standards. Accordingly, the Board has determined that Mark Pape and James Roddey are independent under Nasdaq's listing standards. Messrs. Schwarz, Esch and Krassner are not independent under Nasdaq's listing standards. As of the date hereof, the Board has not made a determination regarding independence with respect to Messrs. Coleman and Dvorak. The Audit Committee is comprised of Messrs. Pape (Chairman) and Roddey, both of whom are independent under Nasdaq's listing standards applicable to Audit Committee members. The Compensation Committee is also composed of Messrs. Pape and Roddey. The Company does not have a separately-designated Nominating Committee at this time.

Item 14. **Principal Accountant Fees and Services**

Fees Billed During Fiscal 2010 and 2009

Audit Fees

The aggregate fees billed by Burton McCumber & Cortez, L.L.P. ("Burton McCumber"), our independent registered public accounting firm, for professional services required for the audit of our annual financial statements included in our Annual Report on Form 10-K and the review of the interim financial statements included in our Quarterly Reports on Form 10-Q were $191,419 and $191,690 for fiscal years 2010 and 2009, respectively.

Audit-Related Fees

We did not engage or pay Burton McCumber for assurance and related services in fiscal years 2010 and 2009.

Tax Fees

We did not engage or pay Burton McCumber for professional services relating to tax compliance, tax advice or tax planning in fiscal years 2010 and 2009.

All Other Fees

Other than the services described above, we did not engage or pay Burton McCumber for services in fiscal years 2010 and 2009.

Pre-Approval Policies and Procedures

All audit and non-audit services to be performed by our independent registered public accounting firm must be approved in advance by the Audit Committee. Consistent with applicable law, limited amounts of services, other than audit, review or attest services, may be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided each such approved service is reported to the full Audit Committee at its next meeting.

All of the engagements and fees for the fiscal years ended December 31, 2010 and December 31, 2009 were pre-approved by the Audit Committee. In connection with the audit of our financial statements for the fiscal year ended December 31, 2010, Burton McCumber only used full-time, permanent employees.

The Audit Committee has considered whether the provision by Burton McCumber of the services covered by the fees other than the audit fees is compatible with maintaining Burton McCumber's independence and believes that it is compatible.

PART IV

Item 15. **Exhibits and Financial Statement Schedules**

(a) *Documents Filed as Part of Report*

1. Financial Statements:

The Consolidated Financial Statements of the Company and the related report of the Company's independent public accountants thereon have been filed under Item 8 hereof.

2. Financial Statement Schedules:

The information required by this item is not applicable.

3. Exhibits:

The exhibits listed below are filed as part of or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed document, such document is identified in parentheses. See the Index of Exhibits included with the exhibits filed as a part of this report.

Exhibit Number	Description of Exhibits
2.1	Plan of Merger and Acquisition Agreement between Billing Concepts Corp., CRM Acquisition Corp., Computer Resources Management, Inc. and Michael A. Harrelson, dated June 1, 1997 (incorporated by reference from Exhibit 2.1 to Form 10-Q, dated June 30, 1997).
2.2	Stock Purchase Agreement between Billing Concepts Corp. and Princeton TeleCom Corporation, dated September 4, 1998 (incorporated by reference from Exhibit 2.2 to Form 10-K, dated September 30, 1998).
2.3	Stock Purchase Agreement between Billing Concepts Corp. and Princeton eCom Corporation, dated February 21, 2000 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated March 16, 2000).
2.4	Agreement and Plan of Merger between Billing Concepts Corp., Billing Concepts, Inc., Enhanced Services Billing, Inc., BC Transaction Processing Services, Inc., Aptis, Inc., Operator Service Company, BC Holding I Corporation, BC Holding II Corporation, BC Holding III Corporation, BC Acquisition I Corporation, BC Acquisition II Corporation, BC Acquisition III Corporation and BC Acquisition IV Corporation, dated September 15, 2000 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated September 15, 2000).
2.5	Stock Purchase Agreement by and among New Century Equity Holdings Corp., Mellon Ventures, L.P., Lazard Technology Partners II LP, Conning Capital Partners VI, L.P. and Princeton eCom Corporation, dated March 25, 2004 (incorporated by reference from Exhibit 10.1 to Form 8-K, dated March 29, 2004).
2.6	Series A Convertible 4% Preferred Stock Purchase Agreement by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P., dated June 18, 2004 (incorporated by reference from Exhibit 2.1 to Form 8-K, dated June 30, 2004).
2.7	Agreement by and among New Century Equity Holdings Corp., Wilhelmina Acquisition Corp.,

Wilhelmina International, Ltd., Wilhelmina – Miami, Inc., Wilhelmina Artist Management LLC, Wilhelmina Licensing LLC, Wilhelmina Film & TV Productions LLC, Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments, L.P., Sean Patterson and the shareholders of Wilhelmina – Miami, Inc., dated August 25, 2008 (incorporated by reference from Exhibit 10.1 to Form 8-K, dated August 26, 2008).

2.8 Purchase Agreement by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P., dated August 25, 2008 (incorporated by reference from Exhibit 10.3 to Form 8-K, dated August 26, 2008).

2.9 Letter Agreement, dated February 13, 2009, by and among New Century Equity Holdings Corp., Wilhelmina Acquisition Corp., Wilhelmina International Ltd., Wilhelmina – Miami, Inc., Wilhelmina Artist Management LLC, Wilhelmina Licensing LLC, Wilhelmina Film & TV Productions LLC, Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments Limited Partnership, Sean Patterson and the shareholders of Wilhelmina – Miami, Inc. (incorporated by reference from Exhibit 10.1 to Form 8-K, dated February 18, 2009).

3.1 Restated Certificate of Incorporation of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.1 to Form 10-K/A, dated December 31, 2008).

3.2 Restated Bylaws of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.2 to Form 10-K, dated December 31, 2008).

3.3 Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 4.1 to Form 8-K, dated June 30, 2004).

3.4 Certificate of Elimination of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 3.1 to Form 8-K, dated July 10, 2006).

3.5 Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of Delaware on July 10, 2006 (incorporated by reference from Exhibit 3.2 to Form 8-K, dated July 10, 2006).

4.1 Form of Stock Certificate of Common Stock of Billing Concepts Corp. (incorporated by reference from Exhibit 4.1 to Form 10-Q, dated March 31, 1998).

4.2 Rights Agreement, dated as of July 10, 2006, by and between New Century Equity Holdings Corp. and The Bank of New York Trust Company, N.A. (incorporated by reference from Exhibit 4.2 to Form 8-K, dated July 10, 2006).

4.3 Amendment to Rights Agreement, dated August 25, 2008, by and between New Century Equity Holdings Corp. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated August 26, 2008).

4.4 Form of Rights Certificate (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 10, 2006).

4.5 Registration Rights Agreement, dated August 25, 2008, by and among New Century Equity Holdings Corp., Dieter Esch, Lorex Investments AG, Brad Krassner, Krassner Family Investments, L.P. and Sean Patterson (incorporated by reference from Exhibit 10.2 to Form 8-K, dated August 26, 2008).

4.6 Registration Rights Agreement, dated February 13, 2009, by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P. (incorporated by reference from Exhibit 10.3 to Form 8-K, dated February 18, 2009).

4.7 Second Amendment to Rights Agreement, dated July 20, 2009, by and between the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 21, 2009).

4.8 Third Amendment to Rights Agreement, dated February 9, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated February 10, 2010).

4.9 Fourth Amendment to Rights Agreement, dated March 26, 2010, by and between Wilhelmina

International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated March 30, 2010).

4.10	Fifth Amendment to Rights Agreement, dated April 29, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated May 3, 2010).
4.11	Sixth Amendment to Rights Agreement, dated June 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated June 2, 2010).

4.12	Seventh Amendment to Rights Agreement, dated July 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated July 2, 2010).
4.13	Eighth Amendment to Rights Agreement, dated August 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated August 2, 2010).
4.14	Ninth Amendment to Rights Agreement, dated September 2, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated September 2, 2010).
4.15	Tenth Amendment to Rights Agreement, dated October 1, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated October 1, 2010).
4.16	Eleventh Amendment to Rights Agreement, dated October 18, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated October 21, 2010).
4.17	Twelfth Amendment to Rights Agreement, dated December 8, 2010, by and between Wilhelmina International, Inc. and the Bank of New York Mellon Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Form 8-K, dated December 9, 2010).
*10.1	Billing Concepts Corp's 1996 Employee Comprehensive Stock Plan amended as of August 31, 1999 (incorporated by reference from Exhibit 10.8 to Form 10-K, dated September 30, 1999).
*10.2	Form of Option Agreement between Billing Concepts Corp. and its employees under the 1996 Employee Comprehensive Stock Plan (incorporated by reference from Exhibit 10.9 to Form 10-K, dated September 30, 1999).
*10.3	Amended and Restated 1996 Non-Employee Director Plan of Billing Concept Corp. amended as of August 31, 1999 (incorporated by reference from Exhibit 10.10 to Form 10-K, dated September 30, 1999).
*10.4	Form of Option Agreement between Billing Concepts Corp. and non-employee directors (incorporated by reference from Exhibit 10.11 to Form 10-K, dated September 30, 1998).
*10.5	Billing Concept Corp.'s 401(k) Retirement Plan (incorporated by reference from Exhibit 10.14 to Form 10-K, dated September 30, 2000).
10.6	Revenue Sharing Agreement, dated as of October 5, 2005, by and between New Century Equity Holdings Corp. and ACP Investments LP (incorporated by reference from Exhibit 10.1 to Form 10-Q, dated September 30, 2005).
10.7	Principals Agreement, dated as of October 5, 2005, by and between New Century Equity Holdings Corp. and ACP Investments LP (incorporated by reference from Exhibit 10.2 to Form 10-Q, dated September 30, 2005).
*10.8	Employment Agreement by and among New Century Equity Holdings Corp., Wilhelmina International, Ltd. and Sean Patterson, dated November 10, 2008 (incorporated by reference from Exhibit 10.1 to Form 10-Q, dated September 30, 2008).
10.9	Letter Agreement, dated February 13, 2009, by and between New Century Equity Holdings Corp. and Dieter Esch (incorporated by reference from Exhibit 10.2 to Form 8-K, dated February 18, 2009).
10.10	Promissory Note, dated December 31, 2009, issued by Wilhelmina International, Inc. to Dieter Esch

	(incorporated by reference from Exhibit 10.1 to Form 8-K, dated January 6, 2010).
10.11	Global Settlement Agreement, dated October 18, 2010, by and among Wilhelmina International, Inc., Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Exhibit 10.1 to Form 8-K, dated October 21, 2010).
10.12	Mutual Support Agreement, dated August 25, 2008, by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Annex D to the Proxy Statement on Schedule 14A filed December 22, 2008).
10.13	First Amendment to Mutual Support Agreement, dated October 18, 2010, by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments Limited Partnership (incorporated by reference from Exhibit 10.2 to Form 8-K, dated October 21, 2010).

10.14	Amendment to Promissory Note, dated December 7, 2010, issued by Wilhelmina International, Inc. to Dieter Esch (incorporated by reference from Exhibit 10.1 to Form 8-K, dated December 9, 2010).
14.1	Wilhelmina International, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to Form 8-K, dated April 21, 2009).
21.1	List of Subsidiaries (previously filed with the Original Form 10-K).
23.1	Consent of Burton, McCumber & Cortez, L.L.P. (previously filed with the Original Form 10-K).
31.1	Certification of Principal Executive Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).
31.2	Certification of Principal Financial Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).

* Includes compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILHELMINA INTERNATIONAL, INC.

Date: May 2, 2011

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 2nd day of May, 2011.

/s/ Mark E. Schwarz — Chief Executive Officer and

Mark E. Schwarz	Chairman of the Board (Principal Executive Officer)
/s/ John P. Murray John P. Murray	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Brad Krassner	Director
/s/ Dieter Esch Dieter Esch	Director
/s/ Clinton Coleman Clinton Coleman	Director
/s/ James Dvorak James Dvorak	Director
/s/ Mark Pape Mark Pape	Director
/s/ James Roddey James Roddey	Director